Exhibit 2.1

ASSET PURCHASE AGREEMENT

among

ATERIAN, INC.

and

TRUWEO, LLC

as Purchaser

and

SQUATTY POTTY, LLC

as Seller

and

EDWARDS SP HOLDINGS, LLC, TEAM LINDSEY, LLC, SLEKT INVESTMENTS, LLC, SACHS

CAPITAL FUND II, LLC, SACHS CAPITAL-SQUATTY, LLC AND BEVEL ACQUISITION II, LLC

as Key Owners

Dated Effective as of May 5, 2021

SCHEDULES

Schedule 1.1-RR	Other Brands & Product Lines
Schedule 1.1-AAA	Acquired Amazon Accounts
Schedule 1.1-AM	Acquired Marks
Schedule 1.1-AP	Acquired Patents
Schedule 2.1(a)(i)	Acquired Contracts
Schedule 2.1(a)(ii)	Transferred IP
Schedule 2.1(a)(vi)	Credits and Prepaid Deposits related to Specified Inventory
Schedule 2.1(b)(ii)	Excluded AR
Schedule 2.1(b)(v)	Excluded Contracts
Schedule 2.1(b)(xii)	Other Excluded Assets
Schedule 2.2(b)(xii)	Certain Other Excluded Liabilities
Schedule 2.5(h)	Consents
Schedule 2.5(k)	Consultants
Schedule 2.5(m)	IP Registration Amendments

DISCLOSURE SCHEDULES

Schedule 3.1(b)	Seller Jurisdictions
Schedule 3.1(e)	Affiliates
Schedule 3.2	No Violations
Schedule 3.3	Consents and Approvals; Permits
Schedule 3.5(a)	Financial Statements; Accounting and Internal Controls
Schedule 3.5(e)	Debt
Schedule 3.8	Absence of Changes or Events
Schedule 3.9(c)	Physical Location of Acquired Assets
Schedule 3.10(a)	Intellectual Property (Owned)
Schedule 3.10(g)	Intellectual Property (E-Commerce Assets Security Precautions)
Schedule 3.11	Acquired Contracts
Schedule 3.12	Litigation
Schedule 3.15	Suppliers
Schedule 4.5	Parent SEC Filings; Financial Statements; Undisclosed Liabilities

EXHIBITS

Exhibit A	Bill of Sale and Assignment and Assumption Agreement
Exhibit B	Trademark Assignment Agreement
Exhibit C	Patent Assignment Agreement
Exhibit D	Inventory Statement
Exhibit E	Voting and Standstill Agreement
Exhibit F	Transition Services Agreement
Exhibit G	Form of Consulting Agreement
Exhibit H	Selling Stockholder Questionnaire
Exhibit I	Target CM Calculation
Exhibit J	Key Owners’ Indemnification Liability Percentages

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (as may be amended, restated, supplemented or otherwise modified in accordance with Section 8.6, this “Agreement”), dated effective as of May 5, 2021, is among (i) Aterian, Inc., a Delaware corporation (“Parent”), and Truweo, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Acquisition Sub” and together with Parent, “Purchaser”), and (ii) Squatty Potty, LLC, a Delaware limited liability company (“Seller”), and (iii) solely for the purposes of Section 5.7, Section 5.8, Section 5.11, Section 5.13 and Article VII, Edwards SP Holdings, LLC, Team Lindsey, LLC, SLEKT Investments, LLC, Sachs Capital Fund II, LLC, Sachs Capital-Squatty, LLC and Bevel Acquisition II, LLC (collectively, the “Key Owners”).

RECITALS

WHEREAS, Key Owners, directly or indirectly, own 85.37% of the issued and outstanding equity interests in Seller and will derive a substantial benefit from the Transactions;

WHEREAS, Seller is engaged in the retail and e-commerce businesses, including the design, marketing, sale and distribution of consumer and healthcare products and equipment such as adult stools, children stools, toilet sprays and ancillary products under the brands Squatty Potty, Pootanicals and those brands or product lines set forth on Schedule 1.1-RR, which businesses are conducted through certain physical locations, virtual channels or websites, including amazon.com and squattypotty.com (the “Business”); and

WHEREAS, Seller desires to sell and transfer to Purchaser or Purchaser Designees, and Purchaser desires to acquire (either directly or indirectly through one or more Purchaser Designees) and assume from Seller, all of the Acquired Assets and the Assumed Liabilities, free and clear of all Liens other than Permitted Liens and otherwise on the terms and subject to the conditions set forth herein.

AGREEMENT

In consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“2020 EBITDA Amount” has the meaning set forth in Section 2.9(e).

“3PL” means third party logistics provider, including Seller pursuant to the terms of the Transition Services Agreement.

“Acquired Amazon Accounts” means those certain Amazon accounts set forth on Schedule 1.1-AAA and doing business under the names listed adjacent to such accounts, and the related Amazon Business Services Agreements.

“Acquired Assets” has the meaning set forth in Section 2.1(a).

“Acquired Contracts” has the meaning set forth in Section 2.1(a)(i).

“Acquired Marks” means the Trademarks set forth on Schedule 1.1-AM.

“Acquired Patents” means the Patents set forth on Schedule 1.1-AP.

“Acquisition Sub” has the meaning set forth in the Preamble.

“Acquisition Sub Parent” means Aterian Group, Inc.

“Actual Closing Inventory” has the meaning set forth in Section 2.8(a).

“Actual Closing Inventory Paid Amount” means, in respect of any given SKU of Specified Inventory, the aggregate amount of Costs that have been paid by Seller as of the Closing for the Actual Closing Inventory.

“Actual Closing Inventory Payable Amount” means, in respect of any given SKU of Specified Inventory, the aggregate amount of Costs that Seller has not paid (and for which Purchaser will be responsible for hereunder), including open purchase orders and accounts payable invoices, as applicable, as of the Closing Date for the Actual Closing Inventory.

“Actual Closing Inventory Value” means, in respect of any given SKU of Specified Inventory, an amount equal to (a) the Cost per unit multiplied by (b) the Actual Closing Inventory for such SKU.

“Actual Closing Net Inventory Value” means, in respect of any given SKU of Specified Inventory, an amount equal to (a) the Actual Closing Inventory Value minus (b) Actual Closing Inventory Payable Amount plus (c) Actual Closing Inventory Paid Amount.

“Actual Post-Closing Inventory Adjustment Amount” means an amount equal to (a) the Aggregate Actual Closing Net Inventory Value minus (b) the Aggregate Estimated Closing Net Inventory Value.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. As used herein, the term “control” means: (i) the power to vote at least 10% of the voting power of a Person, or (ii) the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such a Person, whether through ownership of voting securities, by contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law).

“Aggregate Actual Closing Inventory Paid Amount” means the aggregate of the Actual Closing Inventory Paid Amount across all SKUs of Specified Inventory.

“Aggregate Actual Closing Inventory Payable Amount” means the aggregate of the Actual Closing Inventory Payable Amount across all SKUs of Specified Inventory.

“Aggregate Actual Closing Inventory Value” means the aggregate of the Actual Closing Inventory Value across all SKUs of Specified Inventory.

“Aggregate Actual Closing Net Inventory Value” means an amount equal to (a) the Aggregate Actual Closing Inventory Value minus (b) the Aggregate Actual Closing Inventory Payable Amount plus (c) the Aggregate Actual Closing Inventory Paid Amount.

“Aggregate Estimated Closing Inventory Paid Amount” means the aggregate of the Estimated Closing Inventory Paid Amount across all SKUs of Specified Inventory.

“Aggregate Estimated Closing Inventory Payable Amount” means the aggregate of the Estimated Closing Inventory Payable Amount across all SKUs of Specified Inventory.

“Aggregate Estimated Closing Inventory Value” means the aggregate of the Estimated Closing Inventory Value across all SKUs of Specified Inventory.

“Aggregate Estimated Closing Net Inventory Value” means the amount equal to the Aggregate Estimated Closing Inventory Value minus the Aggregate Estimated Closing Inventory Payable Amount plus the Aggregate Estimated Closing Inventory Paid Amount.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 5.1(a).

“Amazon” means Amazon.com, Inc., a Delaware corporation, and its worldwide Affiliates.

“Amazon Business Services Agreements” means the terms of service agreements relating to the Acquired Amazon Accounts.

“Ancillary Agreements” means the Bills of Sale and Assignment and Assumption Agreements, the Trademark Assignment Agreement, the Patent Assignment Agreement, the Voting and Standstill Agreement and the Transition Services Agreement.

“ASIN” means Amazon Standard Identification Number, which is an alphanumeric unique identifier assigned by Amazon.com and its partners for product identification within the Amazon organization.

“Assumed Liabilities” has the meaning set forth in Section 2.2(a).

“Audit Opinion” has the meaning set forth in Section 3.5(c).

“Balance Sheet Date” has the meaning set forth in Section 3.5(a).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.1(d).

“Bills of Sale and Assignment and Assumption Agreements” has the meaning set forth in Section 2.5(b).

“Business” has the meaning set forth in the Recitals.

“Business Day” means a day other than Saturday, Sunday or any other day on which banks in New York are required or authorized to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020 (the “Payroll Tax Executive Order”)) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Authority), including any extension, amendment, supplement, revision or similar treatment of any such legislation or guidance.

“Cash Purchase Price” has the meaning set forth in Section 2.3.

“Closing” has the meaning set forth in Section 2.4.

“Closing Date” has the meaning set forth in Section 2.4.

“Closing Payment” has the meaning set forth in Section 2.7.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Confidential Information” means (a) any confidential, non-public or proprietary information with respect to the Business, the Acquired Assets, the Assumed Liabilities, including any related operations, clients, customers, prospects, personnel, properties, processes and products, financial, technical, commercial and other information (regardless of the form or format of the information or the manner or media in or through which it is provided to or otherwise obtained by Seller or Key Owners or their respective Representatives), any confidentiality or non-disclosure Contracts that Seller or Key Owners or their respective Representatives, have executed with other potential buyers of the Business, the Acquired Assets, the Assumed Liabilities and the existence and terms of any Transaction Document and (b) any analyses, compilations, studies, notes, copies, memoranda or other documents prepared by or for Seller or Key Owners or any of their respective Representatives, to the extent they contain or show such information; provided that “Confidential Information” shall not include information that was or becomes generally available to the public other than as a result of any direct or indirect act or omission by Seller or Key Owners or any of their respective Representatives.

“Confidentiality Agreement” means the Nondisclosure Agreement dated as of February 8, 2021, by and between Step-Up, Inc., a Delaware corporation, and Acquisition Sub Parent.

“Consulting Agreements” has the meaning set forth in Section 2.5(k)

“Contracts” means all contracts, agreements, licenses, indentures, notes, bonds, instruments, leases, mortgages, sales orders, purchase orders, arrangements, commitments, obligations and other understandings or undertakings of any nature, in any case whether written or oral, as well as any bids or proposals which, if accepted, would result in a binding contract, and all amendments, restatements, supplements or other modifications thereto or waivers thereunder.

“Contribution Margin” means the sales price per unit less selling commissions, costs of goods sold (measured in accordance with GAAP), warehouse costs, advertisement costs, fulfillment costs, and other variable costs related to the marketing and sale of relevant products, all determined using the standard accounting methods, principles, policies, practices and procedures agreed to between Purchaser and Seller as implemented in the calculation of the Target CM, being the Contribution Margin of the Business for the 12-month period ended on December 31, 2020, that is set forth on Exhibit I; provided, that in no event shall the marketing expenses used to determine the Realized CM exceed 18.76% of net sales (such net sales to be calculated in accordance with Exhibit I) for the 12-month period ending on the Measurement Date, inclusive of Amazon’s marketing development funds/coop fees and Amazon’s retail analytics premiums.

“Cost” means all costs incurred by a Party to procure or ship inventory, including manufacturing costs, freight costs, duties, import costs, insurance costs and levies and other similar costs.

“Data Breach” means (a) the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, Personal Data or other data, in either case, transmitted, stored, or otherwise Processed by Seller or a Service Provider on behalf of Seller or (b) any breach of Personal Data or other data that, in either case, would otherwise give rise to any obligations on behalf of Seller under Privacy Requirements.

“Data Room” has the meaning set forth in Section 8.14.

“Disclosure Schedules” has the meaning set forth in Article III.

“Dispute” has the meaning set forth in Section 8.16.

“DLLCA” has the meaning set forth in Section 3.1(c).

“E-Commerce Assets” means all website traffic, analytics Software and accounts, graphics, content, databases, forms, internal search engines, advertising on or relating to the websites, data, programming code, user and customer lists, consumer data and all other information and property as it pertains to the websites of the Business or the operation thereof, including all social media accounts, including Facebook, Twitter, Pinterest, YouTube, Google Plus, MySpace, comparison shopping accounts, Google AdWords accounts, Google Merchant Center accounts, Webmaster Tools accounts, Google Analytics accounts, Bing AdCenter accounts, and any other similar accounts, services or websites used in connection with any of the Business (and all users, fans or followers thereof), blogs, email accounts, servers, host accounts, applications, Software and platforms used by the Business’ websites or its blog(s), and any other accounts, tools, extensions, application programming interfaces (APIs), electronic data interchanges (EDIs) or third party relationships or Software used by Seller to operate, or that has been collected or used during the operation of, the Business.

“Earn-Out Consideration” has the meaning set forth in Section 2.9(h).

“Earn-Out Determination” has the meaning set forth in Section 2.9(a).

“Earn-Out Notice” has the meaning set forth in Section 2.9(a).

“Earn-Out Payment Dates” has the meaning set forth in Section 2.9(g).

“Earn-Out Reconciliation Period” has the meaning set forth in Section 2.9(b).

“Earn-Out Shares” means any shares of Parent Common Stock that are issued as Earn-Out Consideration.

“Estimated Closing Inventory” has the meaning set forth in Section 2.5(d).

“Estimated Closing Inventory Paid Amount” means, in respect of any given SKU of Specified Inventory, the aggregate amount of Costs that have been paid by Seller as of the Inventory Statement Date for the Estimated Closing Inventory.

“Estimated Closing Inventory Payable Amount” means, in respect of any given SKU of Specified Inventory, the aggregate amount of Costs that Seller has not paid (and for which Purchaser will be responsible for hereunder), including open purchase orders and accounts payable invoices, as applicable, as of the Inventory Statement Date for the Estimated Closing Inventory.

“Estimated Closing Inventory Value” means, in respect of any given SKU of Specified Inventory, an amount equal to (a) the Cost per unit multiplied by (b) the Estimated Closing Inventory.

“Estimated Closing Net Inventory Value” means, in respect of any given SKU of Specified Inventory, an amount equal to (a) the Estimated Closing Inventory Value for such SKU minus (b) the Estimated Closing Inventory Payable Amount for such SKU plus (c) the Estimated Closing Inventory Paid Amount.

“Estimated Closing Ordered Inventory” has the meaning set forth in Section 2.5(d).

“Estimated Total Units” means, in respect of any given SKU of Specified Inventory, the sum of the (a) Estimated Closing Inventory plus (b) Estimated Closing Ordered Inventory.

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Excess Returns and Chargebacks” has the meaning set forth in Section 2.12.

“Exchange Act” has the meaning set forth in Section 4.3.

“Excluded AR” has the meaning set forth in Section 2.1(b)(ii).

“Excluded Assets” has the meaning set forth in Section 2.1(b).

“Excluded Contracts” has the meaning set forth in Section 2.1(b)(v).

“Excluded Liabilities” has the meaning set forth in Section 2.2(b).

“Expired Inventory” means any Specified Inventory that, as of the Post-Closing Statement Date, has a “Use By”, “Expiration Date” or other similar date reference within 180 days thereof, or any Specified Inventory that is damaged, broken, defective, spoiled or similarly rendered obsolete such that it is unsellable.

“Export Approvals” has the meaning set forth in Section 3.17.

“Final Determination” has the meaning set forth in Section 7.8.

“Financial Statements” has the meaning set forth in Section 3.5(a).

“Firm” has the meaning set forth in Section 8.16.

“First Earn-Out Payment Date” has the meaning set forth in Section 2.9(g).

“First Transition Payment” has the meaning set forth in Section 2.10(a).

“First Transition Payment Date” has the meaning set forth in Section 2.10(a).

“Full Earn-Out Consideration Event” has the meaning set forth in Section 2.9(a).

“Fundamental Representations” means, collectively, the representations and warranties contained in Section 3.1 (Organization and Qualification; Authorization), Section 3.2 (No Violation), Section 3.4 (Fair Consideration; No Fraudulent Conveyance), Section 3.9(a) (Assets), Section 3.10 (Intellectual Property), Section 3.14 (Taxes) and Section 3.26 (No Brokers or Finders).

“GAAP” means U.S. generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession that are applicable to the circumstances from time to time.

“Government Official” means, collectively, any officer or employee of a Governmental Authority, any Person acting for or on behalf of any Governmental Authority, any political party or official thereof and any candidate for political office.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, bureau, board, department, official, body or other instrumentality of the United States, any foreign country, or any domestic or foreign state, province, county, city, other political subdivision or any other similar body or organization exercising governmental or quasi-governmental power or authority.

“Immediate Family” means, with respect to any specified individual, such individual’s spouse, parents, children, grandparents, grandchildren and siblings, including adoptive relationships and relationships through marriage, or any other relative of such person that resides in such person’s home.

“Improper Payment Laws” means the United States Foreign Corrupt Practices Act of 1977, any legislation implementing the Organisation for Economic Cooperation and Development Convention on Combating Bribery of Foreign Official in International Business Transactions, and any other applicable Law regarding anti-bribery or illegal payments or gratuities.

“Independent Accountant” means a nationally recognized firm of independent certified public accountants to be mutually agreed on, which shall be one of the big four accounting firms, other than Seller’s accountant and Purchaser’s accountant.

“Independent Auditor” has the meaning set forth in Section 3.5(c).

“Intellectual Property” means, collectively, in the United States and all countries or jurisdictions foreign thereto, (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all Patents, (b) all Trademarks, all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all moral rights, copyrights and other rights in any work of authorship, compilation, derivative work or mask work and all applications, registrations, and renewals in connection therewith, (d) all trade secrets, data (including raw data, technical data, clinical trial data, and test results), (e) databases, confidential information, ideas, research and development, know-how, methods, formulas, compositions, manufacturing and production processes and techniques, regulatory filings, submissions, and correspondence, results, analyses, studies, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals, (f) Software, (g) all rights to privacy, including name, image and likeness rights, (h) all other proprietary and intellectual property rights, (i) all copies and tangible embodiments of any of the foregoing (in whatever form or medium), (j) the exclusive right to display, perform, reproduce, make, use, sell, distribute, import, export and create derivative works or improvements based on any of the foregoing, and (k) all income, royalties, damages and payments related to any of the foregoing (including damages and payments for past, present or future infringements, misappropriations or other conflicts with any intellectual property), and the right to sue and recover for past, present or future infringements, misappropriations or other conflict with any intellectual property.

“International Trade Laws” means any applicable (a) Sanctions, (b) U.S. export control Laws (including the International Traffic in Arms Regulations (22 CFR §§ 120-130, as amended), the Export Administration Regulations (15 CFR §§ 730-774, as amended) and any regulation, order, or directive promulgated, issued or enforced pursuant to such laws), (c) laws pertaining to imports and customs, including those administered by the Bureau of Customs and Border Protection in the U.S. Department of Homeland Security (and any successor thereof) and any regulation, order, or directive promulgated, issued or enforced pursuant to such laws, (d) the anti-boycott laws administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and (e) export, import and customs Laws of other countries in which Seller has conducted or currently conduct business.

“Inventory Determination Date” has the meaning set forth in Section 2.8(c).

“Inventory Reconciliation Period” has the meaning set forth in Section 2.8(c).

“Inventory Statement” has the meaning set forth in Section 2.5(d).

“Inventory Statement Date” means May 5, 2021.

“IP Registration Amendments” has the meaning set forth in Section 2.5(m).

“Issuance Date” has the meaning set forth in Section 5.16(b).

“Key Owners” has the meaning set forth in the Preamble.

“Latest Balance Sheet” has the meaning set forth in Section 3.5(a).

“Law” means the common law of any state or other jurisdiction, or any provision of any foreign, federal, state or local law, statute, code, rule, regulation, Order, certification standard, accreditation standard, Permit, judgment, regulatory code of practice, statutory guidance, injunction, decree or other decision of any court or other tribunal or Governmental Authority.

“Liabilities” means any indebtedness, liabilities, demands, commitments, purchase orders, warranties, product liabilities, or obligations of any nature whatsoever, whether accrued or unaccrued, absolute or contingent, direct or indirect, asserted or unasserted, fixed or unfixed, known or unknown, choate or inchoate, perfected or unperfected, liquidated or unliquidated, secured or unsecured, or otherwise, whether due or to become due, whether arising out of any Contract or tort based on negligence or strict liability and whether or not the same would be required by GAAP to be stated in financial statements or disclosed in the notes thereto, and however arising and including all fees, costs and expenses related thereto.

“Liens” means all liens, security interests, claims, mortgages, deeds of trust, preemptive rights, leases, charges, options, rights of first refusal, easements, proxies, voting trusts or agreements, transfer restrictions, pledges, assessments, covenants, burdens and other encumbrances of every kind, including restrictions on voting or use.

“Losses” means any and all Liabilities, losses, damages (including consequential damages), judgments, awards, settlements, royalties, interest, penalties, fines, Taxes, demands, Proceedings, claims, deficiencies, costs and expenses of any kind (including reasonable fees and expenses of attorneys, accountants and other experts paid in connection with the investigation or defense of any of the foregoing or any Proceeding relating to any of the foregoing), excluding punitive damages except to the extent paid or payable by a Purchaser Indemnified Party to a third party in respect of a Third Party Claim.

“Measurement Date” has the meaning set forth in Section 2.9(a).

“Nasdaq” means the Nasdaq Stock Market, LLC.

“Non-Assignable Assets” has the meaning set forth in Section 2.1(c)(i).

“Non-Paying Party” has the meaning set forth in Section 5.1(b).

“OFAC” has the meaning set forth in the definition of Sanctions.

“Order” means any order, judgment, ruling, injunction, award, stipulation, assessment, decree or writ, whether preliminary or final, of any Governmental Authority.

“Parent” has the meaning set forth in the Preamble.

“Parent Common Stock” shall mean the common stock, par value $0.0001 per share, of Parent.

“Parent SEC Documents” has the meaning set forth in Section 4.5.

“Partial Earn-Out Consideration Event” has the meaning set forth in Section 2.9(d).

“Party” means any party to this Agreement.

“Patent Assignment Agreement” has the meaning set forth in Section 2.5(d).

“Patents” means all patents and pending applications for patents of the United States and all countries and jurisdictions foreign thereto and all reissues, reexamined patents, divisions, continuations, continuations-in-part, revisions, and extensions thereof.

“Paying Party” has the meaning set forth in Section 5.1(b).

“Permits” means permits, licenses, registrations, consents, certificates, grants, waivers, qualifications, approvals and all other authorizations by or of Governmental Authorities.

“Permitted Lien” means (a) statutory Liens for Taxes not yet due and payable, (b) statutory Liens of landlords for amounts not yet due and payable, and (c) Liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for amounts not yet due and payable.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, firm or other entity or any Governmental Authority.

“Personal Data” means (a) all data that identifies an individual or, in combination with any other information or data available to Seller, is capable of identifying or locating an individual or (b) as the terms “personal data,” “personal information,” “personally-identifiable information,” or similar terms, are otherwise defined under Privacy Laws.

“Post-Closing Statement” has the meaning set forth in Section 2.8(a).

“Post-Closing Statement Date” has the meaning set forth in Section 2.8(a).

“Privacy Laws” means (a) all applicable Laws relating to the Processing of data (including Personal Data), data privacy, or information security, such as the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health, the California Consumer Privacy Act of 2018, state privacy laws, state health laws, state data breach laws, and the General Data Protection Regulation 2016/679 and all implementation legislation relating thereto and (b) the Payment Card Information Data Security Standards and any other applicable self-regulatory frameworks, codes of conduct, or similar rules or regulations.

“Privacy Requirements” has the meaning set forth in Section 3.10(h).

“Proceeding” means any suit, action, cause of action, litigation, hearing, inquiry, examination, demand, proceeding, controversy, complaint, appeal, notice of violation, citation, summons, subpoena, arbitration, mediation, dispute, claim, allegation, investigation or audit of any nature whether civil, criminal, quasi criminal, indictment, administrative, regulatory or otherwise and whether at Law or in equity.

“Process,” “Processed,” or “Processing” means the collection, use, storage, processing, distribution, transfer, import, export, protection (including via security measures), disposal, disclosure, or other activity regarding data (whether electronically or in any other form or medium), including Personal Data.

“Protected Communications” has the meaning set forth in Section 8.16.

“Purchase Price” has the meaning set forth in Section 2.3.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Designees” has the meaning set forth in Section 5.6.

“Purchaser Indemnified Parties” means Parent, Acquisition Sub and their respective Affiliates, equityholders, officers, directors, managers, employees, attorneys, accountants, consultants, financial advisors and other agents.

“Purchaser’s Closing Deliverables” has the meaning set forth in Section 2.6.

“R&W Insurance Policy” means that certain representation and warranty insurance policy to be purchased by Purchaser in connection with the execution and delivery of this Agreement, a copy of which has been provided to Seller on or before the Closing Date.

“Realized CM” has the meaning set forth in Section 2.9(a).

“Related Party” with respect to any specified Person, means: (i) any Affiliate of such specified Person (provided, that with respect to Seller, the subsidiaries of Seller shall not be included as Affiliates for the purposes of this definition, and with respect to any subsidiary of Seller, Seller and the other subsidiaries of Seller shall not be included as Affiliates for the purposes of this definition), or any Representative of such Affiliate, (ii) any person who serves as a director, manager, partner, member or in a similar capacity of such specified Person, (iii) any Immediate Family member of a person described in clause (ii), or (iv) any other Person that holds, individually or together with any Affiliate of such other Person and any members of such person’s Immediate Family, more than 5% of the outstanding equity or ownership interests of such specified Person.

“Released Parties” has the meaning set forth in Section 5.8(a).

“Representative” means, with respect to any Person, such Person’s respective directors, officers, managers, managing member, employees, representatives, agents, attorneys, consultants, accountants, bankers or advisors.

“Restricted Period” has the meaning set forth in Section 5.7(a).

“Rule 3-05B Financial Statements” means audited financial statements for the Business for the year ended December 31, 2020 and the unaudited interim financial statements for the Business for the three month period ended March 31, 2021.

“Sanctions” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced from time to time by U.S. Governmental Authorities (including the Office of Foreign Assets Control (“OFAC”), the U.S. Department of State and the U.S. Department of Commerce), the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other relevant Governmental Authority.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Earn-Out Payment Date” has the meaning set forth in Section 2.9(g).

“Second Transition Payment” has the meaning set forth in Section 2.10(b).

“Second Transition Payment Date” has the meaning set forth in Section 2.10(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Certificate” means a certificate in form and substance reasonably satisfactory to Purchaser, dated as of the Closing Date and duly executed and delivered by Seller, certifying that attached thereto are (i) true, complete and accurate copies of the organizational documents of Seller (and the certificate of incorporation or comparable organizational document of Seller shall also be certified as of a recent date by the Secretary of State of the State of Seller’s jurisdiction of organization), and (ii) a true, complete and accurate copy of resolutions duly adopted by the board of directors (or comparable governing body) of Seller adopting and approving the Transaction Documents to which Seller is a party.

“Seller’s Closing Deliverables” has the meaning set forth in Section 2.5.

“Seller Group” has the meaning set forth in Section 8.16.

“Seller Indemnifying Parties” has the meaning set forth in Section 7.1(c).

“Seller Intellectual Property” has the meaning set forth in Section 3.10(b).

“Seller’s knowledge” or any similar phrases or qualification based on the knowledge of Seller of like import means, (i) the actual knowledge of any of Bernie Kropfelder, Tani Alger or Jeff Ela, and (ii) the knowledge that any such person referenced in clause (i) above, as a prudent business person, would have obtained after exerting commercially reasonable efforts to make due inquiry with respect to the particular matter in question.

“Seller Taxes” means any Taxes (a) of or imposed on Seller or any of its Affiliates for any taxable period, (b) imposed on or with respect to the Business or the Acquired Assets for any taxable period (or portion thereof) ending on or before the Closing Date, including any Straddle Period Taxes allocable to Seller pursuant to this Agreement and any Taxes arising with respect to any compensation or employee benefit obligations for Seller’s employees or former employees arising on or prior to the Closing Date, (c) imposed in connection with the transactions contemplated by this Agreement, including any Transfer Taxes and (d) imposed on Purchaser or any of its Affiliates as a transferee or successor of Seller or any of its Affiliates.

“Selling Stockholder Questionnaire” has the meaning set forth in Section 5.16(h)(i).

“Service Provider” means each director, officer, employee, manager, independent contractor, consultant, leased employee or other service provider of Seller; provided that Service Provider shall not include third-party software or services such as advertising agencies, 3PLs and accounting service or any other Person who is not controlled by Seller or any of Seller’s Affiliates.

“Services Termination Date” has the meaning set forth in Section 2.10(b).

“Share Cap” has the meaning set forth in Section 2.11.

“SKU” means a stock-keeping unit maintained by a business in respect of a product or good in which it trades.

“Software” means all websites, computer software and firmware (including source code, executable code, data, databases, user interfaces and related documentation).

“Specified Inventory” has the meaning set forth in Section 2.1(a)(v).

“Straddle Period Tax” has the meaning set forth in Section 5.1(b).

“Supplier” has the meaning set forth in Section 3.15.

“Target CM” means five million eight hundred thirty-five thousand Dollars ($5,835,000).

“Tax” means any and all multi-national, federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, entertainment, amusement, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, ad valorem, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, composite, healthcare, escheat or unclaimed property (whether or not considered a tax under applicable Law), or other tax, assessment, duty, fee, or similar charge of any kind whatsoever, including any interest, penalties or additions to Tax, any penalties resulting from any failure to timely or properly file a Tax Return, or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto).

“Tax Contest” has the meaning set forth in Section 5.1(d).

“Tax Returns” means returns, declarations, reports, notices, forms, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information, and including for the avoidance of doubt all Forms 1099, FinCEN Form 114, Form TD F 90-22.1 and any predecessor or successor forms thereto) filed or required to be filed with any Governmental Authority, or maintained by any Person, or required to be maintained by any Person, in connection with the determination, assessment or collection of any Tax of any party or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Third Party Claim” has the meaning set forth in Section 7.3(a).

“Trademark Assignment Agreement” has the meaning set forth in Section 2.5(c).

“Trademarks” means, in the United States and all countries and jurisdictions foreign thereto, registered trademarks, registered service marks, trademark and service mark applications, unregistered trademarks and service marks, registered trade names and unregistered trade names, corporate names, fictitious names, registered trade dress and unregistered trade dress, logos, slogans, Internet domain names, rights in telephone numbers, and other indicia of source, origin, endorsement, sponsorship or certification, together with all translations, adaptations, derivations, combinations and renewals thereof.

“Trading Day” means a day on which Nasdaq is open for trading.

“Transaction Documents” means this Agreement and the Ancillary Agreements and any other schedule, certificate, instrument or other document contemplated thereby, but not including the Consulting Agreements.

“Transaction Expenses” means (a) all of the fees, costs and expenses incurred by Seller, any Key Owners or any of their respective Affiliates in connection with the Transactions or any transaction or series of transactions similar to such transactions, including all fees, costs and expenses payable to attorneys, financial advisors, accountants, consultants or other advisors, as well as any expenses incurred in connection with the potential sale of the Business that are not specific to this Transaction, (b) all payments by Seller, any Key Owners or any of their respective Affiliates to obtain any third party consent required under any Contract in connection with the consummation of the Transactions, and (c) all obligations that arise in whole or in part as a result of the consummation of the Transactions, under any Contract or employee benefit plan in effect on or before the Closing Date, including all change of control, severance, retention, stock appreciation, phantom stock or similar obligations or any other accelerations of or increases in rights or benefits, and all Taxes that are payable in connection with or as a result of the satisfaction of such obligations.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transfer Taxes” has the meaning set forth in Section 5.1(c).

“Transition Payment Dates” has the meaning set forth in Section 2.10(b).

“Transition Payment Shares” means any shares of Parent Common Stock that are issued as Transition Services Consideration.

“Transition Services Agreement” has the meaning set forth in Section 2.5(j).

“Transition Services Consideration” has the meaning set forth in Section 2.10(b).

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“U.S.” or “United States” means the United States of America.

“USPTO” has the meaning set forth in Section 2.5(m).

“Voting and Standstill Agreement” has the meaning set forth in Section 2.5(f).

ARTICLE II

PURCHASE AND SALE; CLOSING

Section 2.1 Acquired Assets and Excluded Assets.

(a) Acquired Assets. On the terms and subject to the conditions set forth in this Agreement, upon the Closing, Purchaser or a Purchaser Designee shall purchase and acquire from Seller, and Seller shall sell, convey, assign, transfer, and deliver to Purchaser or a Purchaser Designee, all of Seller’s right, title and interest as of the Closing in all properties, assets, rights and interests of any kind, whether tangible or intangible, real or personal, and wherever located, that are owned, used, or held for use by Seller in connection with or otherwise related to the Business, except for the Excluded Assets (the “Acquired Assets”), free and clear of all Liens other than Permitted Liens, including the following:

(i) all Contracts related to the Business to which Seller is a party and all rights of Seller thereunder, including but not limited to the Amazon Business Services Agreements and terms of service agreements for WalMart and eBay’s e-commerce platforms set forth on Schedule 2.1(a)(i) and any Contracts related to the sale of products in any physical retail space, and excluding the Excluded Contracts (the “Acquired Contracts”);

(ii) all Intellectual Property, including the Acquired Marks, Acquired Patents, E-Commerce Assets and other Intellectual Property set forth on Schedule 2.1(a)(ii);

(iii) the Acquired Amazon Accounts;

(iv) all lists, records and other information pertaining to accounts, personnel and referral sources, vendors, suppliers, licensors and customers, all advertising, marketing and promotional materials, and all drawings, diagrams, reports, studies, plans, books, ledgers, files and business and accounting records of every kind (including all financial, business and marketing plans), in each case whether evidenced in writing, electronic data, computer software or otherwise;

(v) all finished goods inventory, goods in transit, returned goods, other goods available for sale, work-in-process inventory and raw materials, in each case as set forth on the Inventory Statement (“Specified Inventory”);

(vi) all credits, prepaid expenses and security deposits related to the Specified Inventory, including those set forth on Schedule 2.1(a)(vi);

(vii) all claims and proceeds under all insurance policies of Seller that provide coverage with respect to any of the Acquired Assets;

(viii) all claims, refunds, credits, causes of action, rights of recovery and rights of set-off of any kind (other than those related to Excluded Assets or Excluded Liabilities); and

(ix) all goodwill associated with the Business or any of the Acquired Assets.

To the extent any assets or property (including any Intellectual Property) owned by an Affiliate of Seller are used in, held for use in, or are reasonably necessary for the continued conduct of the Business (other than the Excluded Assets), they shall be included within the defined term “Acquired Assets” for purposes hereof if they would have been so included had they been owned by Seller, and Seller shall cause such Affiliate, to convey such assets and property to Purchaser free and clear of all Liens other than Permitted Liens for no additional consideration.

(b) Excluded Assets. The following properties, assets, rights and interests of Seller (collectively, the “Excluded Assets”) are expressly excluded from the purchase and sale contemplated hereby and as such are not included in the Acquired Assets:

(i) all cash and cash equivalents;

(ii) all accounts receivable (billed and unbilled) and notes receivable held by Seller, and any security, claim, remedy or other right related to any of the foregoing, including the accounts receivable listed on Schedule 2.1(b)(ii) (the “Excluded AR”);

(iii) all claims, causes of action, rights of recovery and rights of setoff and all rights to receive mail and communications, in each case with respect to the Excluded Assets and the Excluded Liabilities;

(iv) Seller’s rights under or pursuant to the Transaction Documents;

(v) all Contracts, if any, listed on Schedule 2.1(b)(v) (collectively, the “Excluded Contracts”);

(vi) all owned real property, including all plants, buildings, fixtures and other improvements located on such real property and all easements, licenses, rights of way, permits and appurtenances to all owned real property (including all appurtenant rights in and to public streets, whether or not vacated);

(vii) any leasehold or subleasehold estate or other right to use or occupy any interest in real property, including any Contract pursuant to which Seller leases or otherwise has the right to use or occupy any interest in real property;

(viii) the company seals, organizational documents, minute books, member books, books of account or other records having to do with the legal organization of Seller, all employee-related or employee-benefit-related files or records, Tax Returns of Seller, and the other books and records which Seller is prohibited from disclosing or transferring to Purchaser under applicable Law, or is required by applicable Law to retain copies of;

(ix) all insurance policies of Seller, and any rights to applicable claims and proceeds thereunder, but only to the extent such claims and proceeds do not arise in respect of the Acquired Assets;

(x) all Tax assets (including Tax refunds and prepayments) of Seller or any of its Affiliates;

(xi) all employee benefit plan assets and other assets attributable thereto; and

(xii) all of the properties, assets, rights and interests, if any, listed on Schedule 2.1(b)(xii).

(c) Non-Assignable Assets.

(i) To the extent that the sale, assignment, transfer or conveyance hereunder of any Acquired Asset is not permitted under applicable Law or is not permitted without the consent, authorization approval or waiver of any other Person (each, a “Non-Assignable Asset”), and such consent, authorization, approval or waiver is not obtained prior to the Closing, then, notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, this Agreement, such Ancillary Agreement, and any related instruments of transfer shall not constitute an assignment of the Non-Assignable Asset and except as specified in this Section 2.1(c), Purchaser shall assume no Liabilities thereunder or with respect thereto.

(ii) To the extent permitted by applicable law, all such Non-Assignable Assets shall be held, as of and from the Closing Date, by Seller or its applicable Affiliates in trust for Purchaser and the covenants and obligations thereunder shall be performed by Purchaser in Seller or its applicable Affiliate’s name and all benefits and obligations existing thereunder shall be for Purchaser’s account. Seller shall take or cause to be taken at Purchaser’s expense such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of any Non-Assignable Asset and to effect collection of money or other consideration received by it or by them in respect of any Non-Assignable Asset. With respect to any Non-Assignable Asset, following the Closing, Seller and its applicable Affiliates will continue to use their respective commercially reasonable efforts to obtain such consent, authorization, approval or waiver so as to be able to transfer such Non-Assignable Asset to Purchaser; provided, that, Seller shall bear the costs associated with such actions. Until such time as Seller or its applicable Affiliate has obtained the applicable consent, authorization, approval or waiver, Seller will, and will cause its applicable Affiliates to, (A) comply with this Section 2.1(c), (B) cooperate with Purchaser to enforce the terms of any Contract or Permit that is a Non-Assignable Asset, including terms relating to confidentiality and licensed Intellectual Property, and (C) cooperate with Purchaser in its efforts to continue and maintain for the benefit of Purchaser those business relationships of the Business existing prior to the Closing and relating to any Non-Assignable Asset.

(iii) Once such consent, authorization or approval is obtained, (A) the applicable Non-Assignable Asset will be deemed to have been automatically transferred to Purchaser or the applicable Purchaser Designee on the terms set forth in this Agreement and will be deemed to be an Acquired Asset, (B) the Liabilities arising out of the use, performance, ownership or operation of the applicable Non-Assignable Asset will be deemed to be Assumed Liabilities (except those Liabilities that are Excluded Liabilities), and (C) the rights pursuant to the applicable Non-Assignable Asset will be deemed to be Acquired Assets.

Section 2.2 Assumed Liabilities and Excluded Liabilities.

(a) Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, as additional consideration for the Acquired Assets, upon the Closing, Purchaser or a Purchaser Designee shall assume only the following Liabilities of Seller (the “Assumed Liabilities”):

(i) accounts payable related to the Specified Inventory; and

(ii) all executory obligations under the Acquired Contracts required to be paid, performed or otherwise discharged after the Closing Date, but in any event not including any Liability arising from the performance, non-performance, breach or default of or under, any torts related to the performance of, or violation of Law or infringements under, any such Acquired Contracts to the extent occurring or arising, in whole or in part, prior to the Closing.

(b) Excluded Liabilities. Notwithstanding anything to the contrary in the Transaction Documents and regardless of whether such Liability is disclosed in the Disclosure Schedules or otherwise, other than the Assumed Liabilities, neither Purchaser nor any Purchaser Designee shall assume or in any way become liable for any Liabilities of Seller, including any Liabilities arising out of or related to the Business or the Acquired Assets, regardless of when or by whom asserted (collectively, the “Excluded Liabilities”), and provided that “Excluded Liabilities” shall also include the following Liabilities of Seller and its Affiliates:

(i) all Liabilities to fund checks written or similar transactions authorized, by Seller that are outstanding on or before the Closing Date;

(ii) all Seller Taxes;

(iii) all indebtedness and any guarantees of indebtedness of any Person;

(iv) all Transaction Expenses;

(v) all Liabilities under (A) any Acquired Contract to the extent relating to or arising from any breach on or prior to the Closing Date, or any event, circumstance or condition first occurring or existing on or prior to the Closing Date that with notice, lapse of time or both would constitute or result in a breach by Seller of any of its obligations under any Contract or (B) any Contract that is not an Acquired Contract;

(vi) all Liabilities with respect to any of the Excluded Assets (including under any Contracts related thereto);

(vii) all Liabilities relating to or arising from any fraudulent conveyance or similar claims made by any third party or any claims made by Seller or any of its Affiliates relating to or arising from any payment made by Purchaser or a Purchaser Designee to Seller or at the direction of Seller in accordance with the terms hereof;

(viii) all Liabilities imposed on Purchaser or a Purchaser Designee under any bulk transfer Law or any common law doctrine of de facto merger or successor liability, which is related to, the result of or arises out of the Transactions and which is not an express Assumed Liability;

(ix) other than returns and chargebacks that are not Excess Returns and Chargebacks, all Seller Liabilities with respect to any products that were sold or services that were rendered by Seller and are subsequently returned to Purchaser or a Purchaser Designee or otherwise rejected by the purchaser thereof as a result of a breach of warranty or other breach of Seller to such purchaser;

(x) all Liabilities for product liability occurrences (including occurrences relating to the destruction of property, personal injury or death or any occurrence resulting from any failure to warn or any deficit in design, engineering or construction) with respect to products designed or manufactured (for or on behalf of Seller) or services rendered by Seller on or prior to the Closing Date and any related claims and litigation arising prior to, on or after the Closing Date from such product liability occurrences;

(xi) all Seller Liabilities under this Agreement or the Ancillary Agreements;

(xii) all Liabilities arising from, arising out of or relating to the matters or products set forth on Schedule 2.2(b)(xii);

(xiii) all Liabilities arising from or relating to the employment, engagement or termination of any current or former Service Provider (including with respect to any employee benefit plans maintained or sponsored by Seller);

(xiv) all Liabilities relating to any Proceedings pending or threatened against Seller or any of the current or former Service Providers; and

(xv) all other Liabilities related to or arising out of the operation of the Business or the ownership of the Acquired Assets on or prior to the Closing Date not included as an Assumed Liability in the definition of “Assumed Liabilities” in Section 2.2(a).

For purposes of this Section 2.2(b), “Seller” shall be deemed to include all Affiliates of Seller and any predecessors to Seller and any Person with respect to which Seller is a successor-in-interest (including by operation of Law, merger, liquidation, consolidation, assignment, assumption or otherwise).

Section 2.3 Purchase Price. The aggregate amount of consideration payable by Purchaser to Seller for the Acquired Assets shall be an amount equal to: (a) $19,040,008.71 in cash (the “Cash Purchase Price”); plus (b) subject to the conditions set forth in Section 2.9, the Earn-Out Consideration, plus (c) subject to the conditions set forth in Section 2.10, the Transition Services Consideration, plus (d) the assumption of the Assumed Liabilities (the “Purchase Price”).

Section 2.4 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall be effected by electronic mail exchange of true, complete and accurate copies of executed originals of Seller’s Closing Deliverables and Purchaser’s Closing Deliverables on the date hereof, which date is referred to herein as the “Closing Date.” The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 AM Pacific time on the Closing Date.

Section 2.5 Seller’s Closing Deliverables. In addition to the other requirements set forth in this Agreement, at or before the Closing, Seller shall deliver or cause to be delivered to Purchaser each of the following documents and instruments (collectively, the “Seller’s Closing Deliverables”):

(a) a Seller Certificate, duly executed by Seller;

(b) the Bill of Sale and Assignment and Assumption Agreement in the form of Exhibit A, duly executed by Seller (the “Bill of Sale and Assignment and Assumption Agreement”), with respect to the conveyance by Seller to Purchaser of the Acquired Assets;

(c) assignments of Intellectual Property, in the form of Exhibit B, with respect to the Acquired Marks, duly executed by Seller (the “Trademark Assignment Agreement”);

(d) assignments of Intellectual Property, in the form of Exhibit C, with respect to the Acquired Patents, duly executed by Seller (the “Patent Assignment Agreement”);

(e) a certificate setting forth, for each SKU of Specified Inventory, the (i) brand, (ii) name of the applicable Acquired Amazon Account associated with the units of Specified Inventory, (iii) name of the entity owning such account, (iv) SKU name, (v) ASIN, (vi) product type, (vii) (A) estimated number of units of Specified Inventory on hand (pursuant to validly executed and accepted purchase orders), including at Amazon and at all 3PL or other facilities (for each SKU, the “Estimated Closing Inventory”), (B) estimated number of units of Specified Inventory in transit and ordered (pursuant to validly executed and accepted purchase orders) (for each SKU, the “Estimated Closing Ordered Inventory”) and (C) Estimated Total Units, by location, (viii) estimated number of days of sell-through that such Estimated Closing Inventory and Estimated Closing Ordered Inventory is expected to cover in the ordinary course consistent with past practice, (ix) Cost per unit, (x) Estimated Closing Inventory Payable Amount, (xi) Estimated Closing Inventory Paid Amount, (xii) Estimated Closing Inventory Value, (xiii) Estimated Closing Net Inventory Value, (xiv) Aggregate Estimated Closing Inventory Value, (xv) Aggregate Estimated Closing Inventory Payable Amount, (xvi) Aggregate Estimated Closing Inventory Paid Amount, (xvii) Aggregate Estimated Closing Net Inventory Value and (xviii) a listing of all outstanding purchase orders (including the identifying numbers thereof) for Specified Inventory, the outstanding payments owing thereunder, the number of units to be delivered pursuant thereto and the expected date of delivery for such units in the form of Exhibit D, duly executed by Seller (the “Inventory Statement”);

(f) the Voting and Standstill Agreement, in the form of Exhibit E, duly executed by Seller and Key Owners (the “Voting and Standstill Agreement”);

(g) an IRS Form W-9 for Seller, duly executed by Seller, and for any Affiliate of Seller that is transferring any Acquired Asset (duly executed by such Affiliate);

(h) all consents of any Persons listed on Schedule 2.5(h);

(i) a receipt executed by Seller evidencing payment in full by Purchaser (on behalf of itself and all Purchaser Designees) of the Closing Payment due at the Closing, in form and substance reasonably acceptable to Purchaser (to be deemed delivered upon Seller’s receipt of the Closing Payment due at the Closing);

(j) the Transition Services Agreement, in the form of Exhibit F, duly executed by Seller and Purchaser (the “Transition Services Agreement”);

(k) a Consulting Agreement, in the form of Exhibit G, duly executed by each of the Persons set forth on Schedule 2.5(k) (collectively, the “Consulting Agreements”);

(l) the releases from each of Seller’s equityholders not party hereto, as described in Section 5.8(b);

(m) filing receipts from the United States Patent and Trademark Office (the “USPTO”) evidencing the filing of all pre-Closing amendments to registered Intellectual Property (including the Intellectual Property set forth on Schedule 2.5(m)) reasonably requested by Purchaser, such amendments being in a form reasonably acceptable to Purchaser (the “IP Registration Amendments”); and

(n) all other instruments and documents reasonably requested by Purchaser.

Section 2.6 Purchaser’s Closing Deliverables(a) . In addition to the other requirements set forth in this Agreement, at or before the Closing, Purchaser shall deliver or cause to be delivered to Seller a counterpart of each other Ancillary Agreement to which Purchaser or any applicable Purchaser Designee is a party, duly executed by such Person (the “Purchaser’s Closing Deliverables”).

Section 2.7 Actions at Closing. At the Closing, Purchaser shall pay, or cause to be paid to Seller, by wire transfer of immediately available funds to the account or accounts designated separately in writing by Seller, an amount of cash equal to the Cash Purchase Price (the “Closing Payment”).

Section 2.8 Post-Closing Inventory.

(a) No later than 60 days after the Closing Date (the “Post-Closing Statement Date”), Purchaser or its Representatives shall prepare and deliver to Seller a written statement (the “Post-Closing Statement”), setting forth the (i) number of units of Specified Inventory (by SKU), whether ordered, on hand (including at Amazon and at all 3PL or other facilities) or in transit at the Closing that were actually transferred and delivered (or deemed to be transferred and delivered with respect to any Specified Inventory being retained at Seller’s or one of its Affiliate’s facilities pursuant to the Transition Services Agreement) to Purchaser (“Actual Closing Inventory”) under the Transaction Documents, as determined solely by Purchaser reasonably and in good faith, (ii) Actual Closing Inventory Payable Amount, (iii) Aggregate Actual Closing Inventory Payable Amount, (iv) Actual Closing Inventory Paid Amount and (v) Aggregate Actual Closing Inventory Paid Amount, (vi) Actual Closing Inventory Value, (vii) Aggregate Actual Closing Inventory Value, (viii) Actual Closing Net Inventory Value, (ix) Aggregate Actual Closing Net Inventory Value, (x) Actual Post-Closing Inventory Adjustment Amount and (xi) Expired Inventory, the value of which shall be deemed to be zero and shall therefore be disregarded for the purposes of all calculations on the Post-Closing Statement, including the calculation of the Actual Post-Closing Inventory Adjustment Amount.

(b) Upon receipt of the Post-Closing Statement, Seller (and to the extent reasonably requested, its Representatives) will be given reasonable access upon reasonable notice to Purchaser’s (or the applicable Purchaser Designee’s) relevant books, records, workpapers and personnel related to the information and calculations used in the formulation of such Post-Closing Statement (subject to customary confidentiality, hold harmless or release agreements related to such access) during business hours for the limited purpose of verifying the Actual Post-Closing Inventory Adjustment Amount set forth in the Post-Closing Statement. If the Aggregate Estimated Closing Net Inventory Value is greater than the Aggregate Actual Closing Net Inventory Value, then Seller shall, within five Business Days after the Post-Closing Statement Date, pay Purchaser the amount by which the Aggregate Estimated Closing Net Inventory Value exceeds the Aggregate Actual Closing Net Inventory Value in cash by wire transfer of immediately available funds and if the Aggregate Actual Closing Net Inventory Value is greater than the Aggregate Estimated Closing Net Inventory Value then Purchaser shall, within five Business Days after the Post-Closing Statement Date, pay Seller the amount by which the Aggregate Actual Closing Net Inventory Value exceeds the Aggregate Estimated Closing Net Inventory Value in cash by wire transfer of immediately available funds.

(c) If Purchaser does not receive any written objections from Seller to the Post-Closing Statement within 30 days following Purchaser’s delivery thereof, then Seller shall be deemed to have no objection to such statement, which shall become final and binding on the Parties. If Seller does not agree that such statement correctly states the Actual Closing Inventory or the Actual Post-Closing Inventory Adjustment Amount, as applicable, Seller shall promptly (but not later than 30 days after the delivery of such statement) give written notice to Purchaser of any objections thereto (describing in reasonable detail the nature of the disagreement asserted), and all undisputed amounts with respect to such calculation shall thereupon become binding, final and conclusive upon the Parties and enforceable in a court of law, absent manifest error or fraud. Purchaser and Seller shall negotiate in good faith to resolve any disputes and agree upon the resulting calculations in such statement. If Seller and Purchaser resolve such disputes within 30 days after the applicable written notice of objection is delivered by Seller to Purchaser (any such period, an “Inventory Reconciliation Period”), the applicable calculation and resulting statement shall be adjusted accordingly and shall thereupon become binding, final and conclusive upon all Parties and enforceable in a court of law, absent manifest error or fraud. If Seller and Purchaser cannot resolve the disputed items within the applicable Inventory Reconciliation Period, all unresolved disputed items shall be promptly referred to the Independent Accountant. The Independent Accountant shall be directed to render a written report on the unresolved disputed items with respect to the applicable calculation and statement as promptly as practicable, but in no event later than 30 days following the Parties’ referral to the Independent Accountant. Purchaser and Seller shall each furnish to the Independent Accountant such work papers, schedules, and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Purchaser and Seller, and not by independent review. The resolution of the dispute and resulting calculation by the Independent Accountant shall be final and binding on the Parties, absent manifest error or fraud and any Actual Post-Closing Inventory Adjustment Amount due shall be paid in accordance with Section 2.8(d) hereof. Purchaser, on the one hand, and the Seller, on the other hand, shall bear that percentage of the fees and expenses of the Independent Accountant equal to the proportion (expressed as a percentage and determined by the Independent Accountant) of the dollar value of the disputed amounts determined in favor of the other party by the Independent Accountant. In the event of any court proceedings arising out of the Post-Closing Statement the prevailing party shall be entitled to recover its attorneys’ fees and other costs incurred in connection with such proceedings. The date on which the Post-Closing Statement becomes binding, final and conclusive upon the Parties pursuant to this Section 2.8(c) (the “Inventory Determination Date”). For the avoidance of doubt, the Independent Accountant shall act as an expert, and not as an arbitrator.

(d) Within five Business Days following the Inventory Determination Date, Purchaser or Seller, as the case may be, shall pay the other Party the Actual Post-Closing Inventory Adjustment Amount by wire transfer of immediately available funds as determined pursuant to Section 2.8(c).

Section 2.9 Earn-Out.

(a) Promptly following the finalization of Parent’s audited financial results for the year ended on December 31, 2021 (the “Measurement Date”), and in any event no later than April 30, 2022, Purchaser shall determine whether or not a Full Earn-Out Consideration Event or Partial Earn-Out Consideration Event has occurred (the “Earn-Out Determination”) and shall provide written notice of such determination to Seller, which notice shall include the Realized CM (as defined below) (the “Earn-Out Notice”). Upon receipt of the Earn-Out Notice, Seller (and to the extent reasonably requested, its Representatives) will be given reasonable access upon reasonable notice to Purchaser’s (or the applicable Purchaser Designee’s) relevant books, records, workpapers and personnel related to the information and calculations used to calculate the Realized CM (subject to customary confidentiality, hold harmless or release agreements related to such access) during business hours for the limited purpose of verifying such amount.

(b) If Purchaser does not receive any written objections from Seller to the amount of the Realized CM or Purchaser’s Earn-Out Determination within 30 days following Purchaser’s delivery of the Earn-Out Notice to Seller then Seller shall be deemed to have no objection to the Realized CM and the Earn-Out Determination, which shall become final and binding on the Parties. If Seller does not agree that the Earn-Out

Notice contains the correct Earn-Out Determination Seller shall promptly (but not later than 30 days after the delivery of the Earn-Out Notice) give written notice to Purchaser of any objections thereto (describing in reasonable detail the nature of the disagreement asserted), and all undisputed amounts with respect to such calculation shall thereupon become binding, final and conclusive upon the Parties and enforceable in a court of law, absent manifest error or fraud. Purchaser and Seller shall negotiate in good faith to resolve any disputes and agree upon the resulting calculations in such statement. If Seller and Purchaser resolve such disputes within 30 days after the applicable written notice of objection is delivered by Seller to Purchaser (any such period, an “Earn-Out Reconciliation Period”), the applicable calculation and resulting Realized CM and Earn-Out Determination shall be adjusted accordingly and shall thereupon become binding, final and conclusive upon all Parties and enforceable in a court of law, absent manifest error or fraud. If Seller and Purchaser cannot resolve the disputed items within the Earn-Out Reconciliation Period, all unresolved disputed items shall be promptly referred to the Independent Accountant. The Independent Accountant shall be directed to render a written report on the unresolved disputed items with respect to the applicable calculation and determination as promptly as practicable, but in no event later than 30 days following the Parties’ referral to the Independent Accountant. Purchaser and Seller shall each furnish to the Independent Accountant such work papers, schedules, and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Purchaser and Seller, and not by independent review. The resolution of the dispute and resulting calculation by the Independent Accountant shall be final and binding on the Parties, absent manifest error or fraud and any Earn-Out Consideration due shall be paid in accordance with Section 2.9(g) hereof. Purchaser, on the one hand, and the Seller, on the other hand, shall bear that percentage of the fees and expenses of the Independent Accountant equal to the proportion (expressed as a percentage and determined by the Independent Accountant) of the dollar value of the disputed amounts determined in favor of the other party by the Independent Accountant. In the event of any court proceedings arising out of the Earn-Out Notice the prevailing party shall be entitled to recover its attorneys’ fees and other costs incurred in connection with such proceedings. For the avoidance of doubt, the Independent Accountant shall act as an expert, and not as an arbitrator.

(c) “Full Earn-Out Consideration Event” shall mean that the aggregate Contribution Margin of the Business for the 12-month period ended on the Measurement Date (such aggregate Contribution Margin, the “Realized CM”) has been finally determined pursuant to Section 2.9(b) to be equal to or greater than the Target CM).

(d) “Partial Earn-Out Consideration Event” shall mean that the Realized CM has been finally determined pursuant to Section 2.9(b) to be less than the Target CM, but equal to or greater than an amount equal to (i) 85% multiplied by (ii) the Target CM.

(e) If a Full Earn-Out Consideration Event has been finally determined to have occurred pursuant to Section 2.9(b), Purchaser shall pay to Seller an amount equal to $3,983,104 (the “2020 EBITDA Amount”) in the form of either (i) cash, to be paid by wire transfer of immediately available funds, (ii) shares of Parent Common Stock issued (in book-entry format) to Seller, either by Parent or Parent’s transfer agent or (iii) a combination of (i) and (ii), as such form of consideration is elected by Seller in writing.

(f) If a Partial Earn-Out Consideration Event has been finally determined to have occurred pursuant to Section 2.9(b), Purchaser shall pay to Seller the amount that is equal to (i) (x) Realized CM divided by (y) Target CM, multiplied by (ii) the 2020 EBITDA Amount in the form of either (A) cash, to be paid by wire transfer of immediately available funds, (B) shares of Parent Common Stock issued (in book-entry format) to Seller, either by Parent or Parent’s transfer agent or (C) a combination of (A) and (B), as such form of consideration is elected by Seller in writing.

(g) If it is finally determined pursuant to Section 2.9(b) that a Full Earn-Out Consideration Event or Partial Earn-Out Consideration Event has occurred prior to the date that is three months after the Measurement Date then the applicable Earn-Out Consideration payment shall be made on the date that is three months after the Measurement Date (the “First Earn-Out Payment Date”) or as promptly as practicable thereafter. If after the First Earn-Out Payment Date it is finally determined pursuant to Section 2.9(b) that a Full Earn-Out Consideration Event or Partial Earn-Out Consideration Event has occurred then the applicable Earn-Out Consideration payment shall be made on the date that is six months after the Measurement Date (the “Second Earn-Out Payment Date” and, together with the First Earn-Out Payment Date, the “Earn-Out Payment Dates”).

(h) As used herein, the term “Earn-Out Consideration” shall refer to any payment of cash or issuance of Parent Common Stock by Purchaser or Parent, as applicable, in accordance with either Section 2.9(e) or Section 2.9(f).

(i) If Seller elects to receive any portion of the Earn-Out Consideration in the form of shares of Parent Common Stock, the number of shares issued shall be equal to (i) the value of the Earn-Out Consideration that Seller did not elect to receive from Purchaser in cash divided by (ii) the lesser of the volume weighted average closing price of Parent Common Stock for the 15 Trading Days immediately prior to the (x) Closing Date and (y) applicable Earn-Out Payment Date (rounded down to the nearest whole share).

(j) If it is finally determined pursuant to Section 2.9(b) that neither the Full Earn-Out Consideration Event nor the Partial Earn-Out Consideration Event occurs, then Purchaser shall not, and shall have no obligation to, pay any cash, or issue any shares of Parent Common Stock as Earn-Out Consideration, to Seller or any other Person in connection with this Agreement.

(k) Purchaser, Seller and each Key Owner understands and agrees that (i) Seller’s contingent right to receive the Earn-Out Consideration shall not be represented by any form of certificate or other instrument, is not transferable and is unsecured and (ii) Seller shall not have any rights as a securityholder of Purchaser or a Purchaser Designee solely as a result of Seller’s contingent right to receive any consideration under this Section 2.9.

(l) Purchaser shall not, in bad faith, directly or indirectly, take any actions, or fail to take any actions that are consistent with the prior operations of the Business, in each case that would reasonably be expected to cause the failure to occur of the Full Earn-Out Consideration Event, or to materially reduce the Realized CM.

Section 2.10 Transition Services Consideration.

(a) On the date that is three months after the Closing Date (the “First Transition Payment Date”), as partial consideration for the Services (as defined in the Transition Services Agreement) provided by Seller to Purchaser pursuant to the Transition Services Agreement, Purchaser shall pay to Seller an amount equal to the 2020 EBITDA Amount in the form of either (i) cash, to be paid by wire transfer of immediately available funds, (ii) shares of Parent Common Stock issued (in book-entry format) to Seller, either by Parent or Parent’s transfer agent or (iii) a combination of (i) and (ii), as such form of consideration is elected by Seller in writing (such payment or issuances of shares, the “First Transition Payment”). For the avoidance of doubt, this payment is not contingent on any further action by Seller or any of its Affiliates after the Closing Date, nor upon the termination of the Transition Services Agreement.

(b) If the date that the Transition Services Agreement terminates in accordance with its terms (the “Services Termination Date”) occurs prior to the date that is six months after the Closing Date (the “Second Transition Payment Date” and, together with the First Transition Payment Date, the “Transition Payment Dates”) then, as partial consideration for the Services provided by Seller to Purchaser pursuant to the Transition

Services Agreement prior to the Services Termination Date, Purchaser shall pay to Seller an amount equal to the 2020 EBITDA Amount in the form of either (i) cash, to be paid by wire transfer of immediately available funds, (ii) shares of Parent Common Stock issued (in book-entry format) to Seller, either by Parent or Parent’s transfer agent or (iii) a combination of (i) and (ii), as such form of consideration as elected by Seller in writing (such payment or issuances of shares, the “Second Transition Payment” and, collectively with the First Transition Payment, the “Transition Services Consideration”). If the Services Termination Date is prior to the First Transition Payment Date then the Second Transition Payment shall be made on or before the First Transition Payment Date. If the Services Termination Date is prior to the Second Transition Payment Date but is on or after the First Transition Payment Date then the Second Transition Payment shall be made on or before the Second Transition Payment Date.

(c) If Seller elects to receive any portion of the Transition Services Consideration in the form of shares of Parent Common Stock, the number of shares issued shall be equal to (i) the value of that portion of First Transition Payment or Second Transition Payment, as applicable, that Seller did not elect to receive from Purchaser in cash divided by (ii) the lesser of the volume weighted average closing price of Parent Common Stock for the 15 Trading Days immediately prior to the (x) Closing Date and (y) applicable Transition Payment Date (rounded down to the nearest whole share).

(d) If the Services Termination Date does not occur prior to the Second Transition Payment Date then Purchaser shall not, and shall not have any obligation to, pay any cash, or issue any shares of Parent Common Stock as Transition Services Consideration, to Seller or any other Person in connection with this Agreement.

(e) Purchaser, Seller and each Key Owner understands and agrees that (i) Seller’s contingent right to receive the Transition Services Consideration shall not be represented by any form of certificate or other instrument, is not transferable and is unsecured and (ii) Seller shall not have any rights as a securityholder of Purchaser or a Purchaser Designee solely as a result of Seller’s contingent right to receive any consideration under this Section 2.10.

Section 2.11 Share Issuance Cap. Notwithstanding anything to the contrary in this Article II, in no event shall the number of shares of Parent Common Stock that Parent may issue in respect of the Purchase Price or any other amounts payable under this Agreement or any other Transaction Document, whether in the form of the Earn-Out Shares or Transition Payment Shares, exceed (in the aggregate) 9.99% of the total issued and outstanding shares of Parent Common Stock as of immediately prior to the Closing (the “Share Cap”). Any portion of the Purchase Price or other amounts that may otherwise be payable in the form of Shares of Parent Common Stock under this Agreement or any other Transaction Document, taken as a whole, in excess of the Share Cap shall be paid in cash. In addition, any such shares of Parent Common Stock issued as consideration for the Purchase Price or any other Transaction Document shall be adjusted appropriately to reflect any stock dividend, stock split, subdivision, combination, reclassification or similar transaction in respect of the Parent Common Stock.

Section 2.12 Treatment of Excess Returns and Chargebacks. Seller agrees that if any retailer to whom Seller or any of its Affiliates sold or otherwise transferred product(s) prior to the Closing (and such product(s) would otherwise constitute an Acquired Asset) returns or chargebacks any of such product(s) during the period from and after the Closing and until the date that is the first anniversary of the Closing Date, then Seller shall be responsible for the amount of any such product(s) so returned or charged back that is, in the aggregate, in excess of Thirty Thousand Dollars ($30,000) (the “Excess Returns and Chargebacks”). Promptly upon Purchaser’s receipt of any Excess Returns and Chargebacks Purchaser shall notify Seller in writing and provide documentary evidence of such Excess Returns and Chargebacks and Seller shall pay to Purchaser in cash, by wire transfer of immediately available funds within two Business Days following Seller’s receipt of such documentary evidence of such Excess Returns and Chargebacks, the aggregate value thereof.

Section 2.13 Withholding. Purchaser and any other party making a payment pursuant to this Agreement will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement any amounts that Purchaser determines are required to be deducted and withheld pursuant to applicable Law. To the extent that any such amounts are so deducted or withheld and are remitted to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO SELLER AND THE BUSINESS

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”) (each of which shall qualify only the specifically identified sections or subsections hereof to which such Disclosure Schedule relates and shall not qualify any other provision of the Transaction Documents), Seller represents and warrants to Purchaser as of the date hereof and as of the Closing as follows:

Section 3.1 Organization and Qualification; Authorization.

(a) Seller is duly organized, validly existing and in good standing (except to the extent that the failure to be in good standing would not be material to Seller) under the Laws of the State of Delaware and has all requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being conducted.

(b) Seller is duly qualified or otherwise authorized as a foreign entity to transact business in each jurisdiction listed on Schedule 3.1(b) of the Disclosure Schedules, which are all of the jurisdictions in which ownership of the Acquired Assets or operation of the Business as currently conducted requires Seller to so qualify, except to the extent that the failure to be so qualified would not have a material effect on the Business.

(c) Seller has all requisite power and authority to (i) execute, deliver and perform its obligations under the Transaction Documents to which it is or will be a party and (ii) consummate the Transactions. The execution and delivery of the Transaction Documents to which Seller is or will be a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the Transactions have been duly authorized, including any member, unitholder, stockholder, or other equityholder approvals that may be required under Seller’s organizational documents or the Delaware Limited Liability Company Act (the “DLLCA”).

(d) This Agreement has been, and the Ancillary Agreements to which Seller is or will be a party will be, duly executed and delivered by Seller and constitute the legal, valid and binding obligation of Seller, enforceable against it in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the rights of creditors generally and the availability of equitable remedies (the “Bankruptcy and Equity Exception”). All Key Owners who are individuals have all requisite capacity to execute and deliver this Agreement and any other Transaction Documents to which he or she is a party.

(e) Schedule 3.1(e) of the Disclosure Schedules sets forth the name of each Affiliate of Seller that owns any asset or property (including any Intellectual Property) that is used in, held for use in, or is reasonably necessary for the conduct of the Business. Seller is the sole, beneficial and legal owner of all outstanding voting or other equity or economic interests in such Affiliates. Seller has all requisite power and authority to cause such Affiliates to transfer the Acquired Assets held thereby and to execute any and all documentation necessary to effect the transfer thereof, including any applicable Ancillary Agreements.

Section 3.2 No Violation. Except as set forth on Schedule 3.2 of the Disclosure Schedules, the execution, delivery and performance by Seller of the Transaction Documents and the consummation of the Transactions will not: (a) violate, contravene or conflict with any provision of the charter documents, bylaws or similar organizational documents of Seller; (b) violate, contravene or conflict with any resolution adopted by Seller’s board of directors, managers, managing member(s), members or stockholders; (c) violate, contravene or conflict with any Law or Order; (d) contravene, conflict with, result in the violation or breach of any of the terms or conditions of, or constitute (with or without notice or lapse of time or both) a material default under or an event which would, or could reasonably be expected to give rise to, any right of notice, modification, acceleration, payment, suspension, withdrawal, cancellation or termination under, or in any manner release any party thereto from any obligation under, or otherwise affect any rights of Seller under, any Acquired Contract or material Permit that is an Acquired Asset; or (e) result in the creation or imposition of any Lien upon any Acquired Asset that would materially impact Purchaser’s intended use of such Acquired Asset. Seller’s board of managers has unanimously (i) resolved that this Agreement and the Transactions are fair to and in the best interests of Seller and its equityholders, and (ii) approved and declared advisable this Agreement and the Transactions on the terms and subject to the requirements of the DLLCA.

Section 3.3 Consents and Approvals; Permits. Except as set forth on Schedule 3.3 of the Disclosure Schedules, no consent, approval, waiver, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority or other Person, and no Permit, is required to be made or obtained by Seller in connection with the authorization, execution, delivery and performance by Seller of the Transaction Documents, the consummation of the Transactions or Purchaser’s operation of the Business after the Closing.

Section 3.4 Fair Consideration; No Fraudulent Conveyance. Seller is not now insolvent, and will not be rendered insolvent by the sale, transfer and assignment of the Acquired Assets pursuant to the terms of this Agreement or the transactions contemplated hereby. Seller has no intention to file for bankruptcy, and no insolvency proceedings of any character including bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Seller or any of the Acquired Assets or Assumed Liabilities are pending or threatened. Seller is not entering into this Agreement and the Transactions with the intent to defraud, delay or hinder Seller’s creditors and the consummation of the Transactions will not have any such effect. The Transactions do not constitute a fraudulent conveyance, or otherwise give rise to any right of any creditor of Seller whatsoever to any of the Acquired Assets after the Closing.

Section 3.5 Financial Statements; Accounting and Internal Controls.

(a) Schedule 3.5(a) of the Disclosure Schedules sets forth copies of the following financial statements of the Business (collectively, the “Financial Statements”): (i) the audited balance sheets of the Business as of December 31, 2020 (the “Balance Sheet Date” and such balance sheet, the “Latest Balance Sheet”), December 31, 2019 and December 31, 2018, and the related unaudited statements of operations for each of the years then ended (together with all related notes and schedules thereto).

(b) The Financial Statements (including the notes and schedules thereto) (i) have been prepared in accordance with (x) GAAP consistently applied throughout the periods covered thereby, except that they lack footnotes required by GAAP and (y) in the case of the Rule 3-05B Financial Statements, Regulation S-X. The Financial Statements (i) present fairly the assets, liabilities and financial condition of Seller and the Business as of such dates and the results of operations of Seller and the Business for such period and (ii) are consistent with the books and records of Seller and the Business (which books and records are correct and complete in all material respects). Since the Balance Sheet Date, there has been no change in any accounting principles, policies, methods or practices, including any change with respect to reserves (whether for bad debt, contingent liabilities or otherwise) of Seller and the Business.

(c) The Rule 3-05B Financial Statements are accompanied by an opinion (the “Audit Opinion”) of Eide Bailly LLP (the “Independent Auditor”), which opinion complies with Regulation S-X.

(d) Except for (i) Liabilities and obligations incurred in the ordinary course of business since the Balance Sheet Date and that to not arise from any breach of a Contract, tort or violation of any Law, (ii) Liabilities and obligations disclosed on the Latest Balance Sheet, (iii) Transaction Expenses and (iv) executory obligations under any Contract and which do not involve any breach of any such Contract, tort or violation of any Law, neither Seller nor any of its direct or indirect subsidiaries has any Liabilities or obligations of any kind or nature whatsoever.

Section 3.6 Accounts Payable. All accounts payable of Seller are reflected accurately and properly, in all material respects, on its books and records, including the Financial Statements and the Inventory Statement, are valid and such accounts payable of Seller have arisen in bona fide arm’s-length transactions in the ordinary course of business, and Seller with respect to the Business has been paying its accounts payable as and when due. No accounts payable of Seller are past due or being contested by Seller or its direct or indirect subsidiaries in good faith.

Section 3.7 Inventory. All of the Specified Inventory is of a quality no less than the quality of finished goods and other inventories maintained by Seller in connection with the Business in the ordinary course of business consistent with past practice and is merchantable and fit for the purpose for which it was procured or manufactured, and is not slow-moving, obsolete, damaged, or defective. All Specified Inventory is owned by Seller free and clear of any Liens (other than Permitted Liens), and no Specified Inventory is held on excluded consignment basis and was acquired in the ordinary course of business consistent with past practice, has not been adulterated or misbranded, and complies with Seller’s internal quality assurance guidelines. The quantities of each SKU of Specified Inventory are not excessive, but are reasonable in the present circumstances of the Business. The “Use By”, “Expiration Date” or other similar date references on substantially all of the Specified Inventory that are required by Law to include such a date reference are to dates that are more than 270 days after the Closing Date.

Section 3.8 Absence of Changes or Events. Except as set forth on the applicable subsection of Schedule 3.8 of the Disclosure Schedules, since December 31, 2019, (a) Seller has conducted the Business only in the ordinary course consistent with past practice, (b) no Event has occurred that, individually or in combination with any other Events, has had or could reasonably be expected to have a material and adverse effect on the Business or the Acquired Assets, (c) Seller has not suffered any loss, damage, destruction or other casualty affecting any material Acquired Assets, whether or not covered by insurance; and (d) there has been no termination of or receipt of notice of termination, notice of intention to discontinue, or change to any financial or other terms, with respect to any manufacturer of Seller related to the Business.

Section 3.9 Acquired Assets.

(a) Seller has, and immediately following the Closing, Purchaser or the applicable Purchaser Designee will continue to have (on the same terms and conditions as Seller, or the applicable Affiliate, held such Acquired Assets as of immediately prior to the Closing), good and marketable title to, or a valid right to use, all of the tangible and intangible Acquired Assets, free and clear of any and all Liens (other than Permitted Liens). The Acquired Assets to which Seller has good and marketable title to, or a valid right to use, are all the assets and property that are necessary to enable the Business to be conducted immediately after the Closing in the same manner as the Business has been conducted since December 31, 2019, including, that the Specified Inventory for each SKU is all the inventory necessary, and such inventory is sufficient, for the Business to operate in the ordinary course consistent with past practice for 60 days after the Closing Date. None of the Excluded Assets is material to the Business. No Affiliate of Seller is, or has been, engaged in the Business or otherwise has, or had, any right, title or interest in any of the Acquired Assets or Assumed Liabilities (whether as a result of the consummation of the Transactions or otherwise).

(b) All material items of tangible personal property owned or leased by Seller that constitute Acquired Assets are in good operating condition and repair, ordinary wear and tear excepted, and are suitable for the purposes for which they are presently being used.

(c) Schedule 3.9(c) of the Disclosure Schedules sets forth the physical location of all of the Acquired Assets that are tangible personal property.

Section 3.10 Intellectual Property.

(a) Schedule 3.10(a) of the Disclosure Schedules contains a true, complete and accurate description and list of all (i) patented or registered Intellectual Property owned by Seller, (ii) pending patent applications and applications for other registrations of Intellectual Property owned by Seller, and (iii) unregistered Trademarks, copyrights, and data (of any type or kind) that are owned by Seller and material to Seller’s conduct of the Business as presently conducted (indicating for each of (i) and (ii) the applicable jurisdiction, registration number (if registered), application number, date issued (if issued) and date filed).

(b) Seller exclusively owns and possesses all right, title and interest in and to, or has the right to use and otherwise commercialize or exploit, all Intellectual Property necessary for or used or otherwise commercialized or exploited in to the operation of the Business as presently conducted and as presently proposed by Seller to be conducted, free and clear of all Liens (the “Seller Intellectual Property”), and all Seller Intellectual Property owned by Seller is included in the Acquired Assets and after consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will be exclusively owned by Purchaser or the applicable Purchaser Designee. Except as would not have a material or adverse effect on the Business, none of the Seller Intellectual Property is invalid or unenforceable in whole or in part. No loss or expiration of any of the Seller Intellectual Property is pending, reasonably foreseeable or to Seller’s knowledge, threatened. No Seller Intellectual Property is subject to any maintenance fees or Taxes or actions falling due within 90 days after the Closing Date.

(c) Except as would not have a material and adverse effect on the Business, Seller has taken all action necessary or reasonably advisable to protect and maintain in full force and effect the Seller Intellectual Property, including to maintain the confidentiality of all trade secrets and confidential information of Seller or with respect to the Business. No event has occurred, and, to Seller’s knowledge, no circumstance or condition exists, that (with or without notice or lapse of time) will, or reasonably could be expected to, result in the delivery, license or disclosure of any such trade secrets or confidential information to any other Person. No such trade secrets or confidential information have been impermissibly disclosed to any other Person or, accessed or used by any other Person in an unauthorized manner.

(d) Each Key Owner and current or former Service Provider of Seller has executed a valid and enforceable written agreement (i) assigning to Seller ownership of all rights in any Intellectual Property developed by such Key Owner or Service Provider, solely or jointly with others, in the course and scope of his or her employment or engagement by Seller, and (ii) containing confidentiality and non-use terms and conditions sufficient to protect all trade secrets and confidential information of Seller or with respect to the Business. No Key Owner, nor any other equityholders of Seller, if any, owns or holds any Intellectual Property that is used, commercialized or exploited in any way by Seller.

(e) (i) There have been no claims made or threatened in writing against Seller asserting the invalidity, misuse or unenforceability of any Seller Intellectual Property or challenging Seller’s ownership of Intellectual Property owned or purported to be owned by Seller or right to use, commercialize or exploit any other Seller Intellectual Property, in either case free and clear of Liens, and, to Seller’s knowledge, there is no basis for any such claim, (ii) Seller has not received any written notices of, and, to Seller’s knowledge, there are no facts which indicate a likelihood of, any direct, vicarious, indirect, contributory or other infringement, violation or misappropriation by Seller of any Intellectual Property (including any cease-and-desist letters or demands or offers to license any Intellectual Property from any other Person), (iii) the conduct of the Business as previously conducted has not infringed, misappropriated or violated, and as presently conducted or presently proposed to be conducted by Purchaser or any applicable Purchaser Designee does not and will not infringe, misappropriate or violate, any Intellectual Property of any other Person, whether directly, vicariously, indirectly, contributorily or otherwise, and (iv) to Seller’s knowledge, no Seller Intellectual Property has been infringed, misappropriated or violated by any other Person.

(f) No registered Trademark owned or purported to be owned by Seller (including any Acquired Mark) is confusingly similar to any registered Trademark owned by applied for by any other Person. The use and licensing of all Trademarks owned or purported to be owned by Seller (including all Acquired Marks) has been subject to reasonable and adequate quality control, and Seller has not conducted the Business or used or enforced (or failed to use or enforce) any of such Trademarks in a manner that could result in the abandonment, cancellation, invalidity, or unenforceability of any such Trademarks, except as would not have a material and adverse effect on the Business or the Acquired Assets.

(g) The E-Commerce Assets currently used by Seller are sufficient for the current needs of the Business, including as to capacity and ability to process current peak volumes in a timely manner. There have been no bugs in, or failures, breakdowns, or continued substandard performance of, any E-Commerce Assets that has caused the substantial disruption or interruption in or to the use of such E-Commerce Assets by Seller or the conduct of the Business. Schedule 3.10(g) of the Disclosure Schedules describes the security precautions taken by Seller to protect its E-Commerce Assets and any confidential, proprietary or private information stored thereon.

(h) Each privacy policy or other policy or terms published by Seller that relates to Personal Data, and the date that such policies or terms were published or otherwise in effect, have been delivered or made available to Purchaser. Except as would not have a material and adverse effect on the Business or the Acquired Assets, Seller is in compliance with all applicable Privacy Laws, its own privacy policies, terms of use, and other terms or policies or Contracts, and any third party privacy policies, terms of use, or other terms or policies or Contracts binding on Seller with respect to, in each case, data security, Data Breach notification requirements, the privacy of Service Provider, users, visitors, and customers, or the Processing of any Personal Data or other data (collectively, the “Privacy Requirements”). No claims are currently pending or, to Seller’s knowledge, are threatened against Seller by any Person alleging a violation of any Privacy Requirements. The execution and delivery of this Agreement and the Ancillary Agreements, the performance by Seller of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby (i) will comply with all Privacy Requirements, (ii) will not impair any rights of, or impose any obligations or restrictions on, Seller with respect to any use, disclosure, commercialization or exploitation of, or otherwise relating to, any Personal Data or other data, and (iii) will not give rise to any right on the part of any Person to impair any such rights or impose any such obligations or restrictions, in each case except as would not have a material and adverse effect on the Business or the Acquired Assets.

(i) Except as would not have a material and adverse effect on the Business or the Acquired Assets, (i) Seller has at all times made all necessary disclosures to, and obtained any necessary consents from, users, customers, employees, contractors and other applicable Persons required under all Privacy Requirements and has all necessary authority and legal basis to transfer Personal Data Processed in the conduct of the Business to Purchaser; (ii) such Personal Data can be Processed by Purchaser after the Closing in a manner substantially the same as currently Processed by Seller without additional notice to, or consent from, data subjects; (iii) None of Seller, nor to Seller’s knowledge anyone acting on behalf of Seller or any software tool created or used by or on behalf of Seller, has used false log-on credentials with respect to any third party website or other false representation or statement or unauthorized or unlawful mechanism, code (including markup languages, programming languages, or scripts), or action to access (including access in excess of authorization), obtain, damage, exploit, Process, or otherwise use any Personal Data or other data; (iv) Seller has never received a complaint in writing or to Seller’s knowledge been the subject of any Proceeding or investigation regarding its Processing of Personal Data or other data or its privacy or data security policies, practices, or activities; (v) in compliance with Privacy Requirements, Seller has commercially reasonable adequate security measures in place to protect Personal Data and other data in its possession, custody, or control; and (vi)to Seller’s knowledge, Seller has not experienced any Data Breach.

Section 3.11 Contracts. Schedule 3.11 of the Disclosure Schedules contains a true, complete and accurate list as of the Closing Date of all Acquired Contracts and all outstanding purchase orders (true and complete copies of which Seller has provided to Purchaser) (a) by which any of the Acquired Assets are bound or affected or (b) to which Seller is a party or by which it is bound in connection with the Business, the Acquired Assets or Assumed Liabilities, and (i) all such Acquired Contracts are in full force and effect and are valid and enforceable in accordance with their terms, and (ii) Seller has at all times been in full compliance with all applicable terms and requirements of such contracts, has performed its obligations thereunder and has received no communication regarding, and there does not exist, any actual, alleged, possible violation, breach or default under any such Acquired Contract, nor does there exist any Event that, after notice or lapse of time or both would constitute a violation, breach or default thereunder by Seller. Other than in the ordinary course consistent with past practice, no Person is renegotiating, or has asserted a right pursuant to the terms of any Acquired Contract to renegotiate, any amount paid or payable by the Business (including any Assumed Liabilities) under any Acquired Contract, nor has any other party to any Acquired Contract repudiated any provision of any Acquired Contract. Seller has not been provided with or received any written or oral notice of cancellation or termination, or the intent to cancel or terminate, any Acquired Contract. Seller has delivered or otherwise made available to Purchaser or its counsel true and complete copies of each Acquired Contract, in each case, as amended or otherwise modified and in effect.

Section 3.12 Litigation. There are no Proceedings pending or threatened against Seller or any of the current or former officers, directors or employees of Seller or current or former Service Providers, in each case related to or affecting the Business, the Acquired Assets, or the Assumed Liabilities, nor is there any reasonable basis for any such Proceeding. There is no Order to which Seller is a party or by which Seller is bound. Schedule 3.12 of the Disclosure Schedules sets forth all settlements made by Seller in connection with the Business or the Acquired Assets in excess of providing a customer with a replacement product or refund of the purchase price for such product. Neither Seller nor any of its direct or indirect subsidiaries has entered into any settlement that has resulted in a Loss to Seller or any of its direct or indirect subsidiaries or involved any restrictions, limitations or obligations on Seller or any of its direct or indirect subsidiaries regarding the Business. Neither Seller nor any of its direct or indirect subsidiaries has any intention to commence a Proceeding related to the Business against any Person.

Section 3.13 Compliance with Laws. Seller is in compliance, and has at all times complied, in all material respects with all Laws in connection with the conduct, ownership, use, occupancy or operation of the Business and the Acquired Assets, and Seller has not received at any time since its inception, nor is there any basis for, any notice or other communication from any Governmental Authority or any other Person that Seller is not in compliance in any with any Law applicable to the Business or the Acquired Assets. Seller has made available to Purchaser complete and correct copies of all written notices received by Seller or any of its Affiliates alleging any material violation under any applicable Law related to the Business that Seller or any of its Affiliates has received in the last five years.

Section 3.14 Taxes.

(a) Seller has timely and properly filed all income and other material Tax Returns required to be filed by or with respect to it, the Business, or the Acquired Assets. All such Tax Returns are accurate and complete in all material respects. Seller has timely and properly paid all Taxes required to be paid by it or with respect to the Acquired Assets or Business, whether or not shown as due on any Tax Return.

(b) There are no Liens for Taxes upon the Business or any of the Acquired Assets other than Liens for Taxes not yet due and payable.

(c) There is no Tax deficiency or adjustment outstanding, assessed or proposed against Seller, nor has Seller executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any material Tax which is still outstanding.

(d) With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, Seller has made due and sufficient accruals for such Taxes on its financial statements as adjusted for the passage of time until the Closing.

(e) No Tax audits or administrative or judicial Tax Proceedings are being conducted with respect to Seller, the Business or any of the Acquired Assets. Seller has not received from any Governmental Authority any (i) written notice indicating an intent to open an audit or other review with respect to Taxes relating to the Business or any of the Acquired Assets, (ii) written request for information related to Tax matters with respect to the Business or any of the Acquired Assets, or (iii) written notice of deficiency or proposed adjustment or assessment for any amount of Tax relating to the Business or any of the Acquired Assets that has not been resolved or paid in full.

(f) Purchaser will not have any liability or obligation, and will not incur any loss, expense or cost, and none of the Acquired Assets will be subject to any Lien, by reason of any Taxes arising out of (i) the Business as conducted by Seller on or prior to the Closing Date, or (ii) any other operations or activities of Seller, whether conducted prior to the date hereof or hereafter.

(g) Within the three years immediately preceding the Closing, no claim has been made by an authority in a jurisdiction where Seller does not file Tax Returns that Seller may be subject to taxation by that jurisdiction.

(h) Purchaser will not be required to pay in respect of the Business (and the Assumed Liabilities do not include any obligation to pay) any Taxes in connection with the Payroll Tax Executive Order or any “applicable employment taxes” (as defined in Section 2302 of the CARES Act) that would have been due on or before the Closing Date but for Section 2302(a)(1) of the CARES Act.

(i) With respect to the Business, Seller has (i) timely deducted, withheld, and remitted all Taxes required to have been deducted, withheld, or remitted in connection with any amounts paid or owing to any employee, independent contractor, equity interest holder, or other third party, and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed, (ii) timely and properly collected all sales, use, value-added, and similar Taxes required to be collected, and has remitted or will remit on a timely basis such amounts to the appropriate Governmental Authority, and (iii) properly requested, received, and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or similar transactions as to which it would otherwise have been obligated to collect or withhold Taxes. Each Person who provides or provided services to Seller who is classified as an independent contractor or other non-employee for any purpose is properly classified.

(j) Seller is not a party to or bound by (and no Assumed Liability includes or constitutes) (i) any Tax allocation, indemnification, or sharing agreement (other than this Agreement) or (ii) any closing or other agreement or ruling with any Governmental Authority with respect to Taxes, in each case that could bind Purchaser or any of its Affiliates after the Closing.

(k) None of the Assumed Liabilities is an obligation to make a payment that is not deductible under Section 280G of the Code or to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(l) Seller has not directly or indirectly been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulation Section 1.6011-4(b).

(m) Seller does not have any Liability for (and no Assumed Liability constitutes or includes Liability for) the Taxes of any other Person as a transferee or successor, as the result of being or having been a member of an Affiliated Group, by Contract (other than this Agreement), or otherwise, that would bind Purchaser or any of its Affiliates after the Closing Date.

(n) Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2. None of the Acquired Assets is a “United States real property interest” under Section 897(c) of the Code.

(o) None of the Acquired Assets is (i) a “section 197(f)(9) intangible” (as defined in Treasury Regulation Section 1.197-2(h)(1)(i) and assuming for this purpose that the transition period ends on August 10, 1993), or (ii) an interest in a Person classified as a partnership, a corporation or a disregarded entity for U.S. federal, state or local income tax purposes.

(p) No Acquired Asset is (i) property required to be treated as owned by another Person pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986; (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code; (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code; (iv) “limited use property” within the meaning of Revenue Procedure 76-30, (v) subject to Section 168(g)(1)(A) of the Code; (vi) subject to a “Section 467 rental agreement” as defined in Section 467 of the Code; or (vii) subject to any provision of Law similar to any of the foregoing.

(q) All Intellectual Property that is an Acquired Asset is considered resident in the United States of America for Tax purposes.

Section 3.15 Suppliers. Schedule 3.15 of the Disclosure Schedules contains a true, complete and accurate list of all of (a) the vendors and suppliers to Seller (each a “Supplier”), ordered from largest to smallest by the aggregate dollar value of purchases by Seller during the 12 month period ended December 31, 2020 and (b) with respect to each Supplier, the aggregate dollar value of purchases. In addition, each Supplier with which Seller has entered into a Contract that is in effect at the Closing shall be identified on the list by reference to Schedule 2.1(a)(i). No Supplier has terminated, cancelled, suspended, failed to renew or adversely modified the amount, frequency or terms of the business such Supplier conducts with Seller. Seller has not received any notice, orally or in writing, that any Supplier intends to terminate, cancel, suspend, fail to renew or adversely modify the amount, frequency or terms of the business such Supplier conducts with Seller. No Supplier is materially dissatisfied with Seller and no Supplier has claimed it is entitled to receive, or has received or claimed, any credit, offset, discount or payment, or has threatened (whether in writing or orally) any such adverse modification or claim for any credit, offset, discount or payment and Seller does not have any outstanding material dispute with any Supplier.

Section 3.16 Products. There are no defects in the design, manufacturing, materials or workmanship in the products, manufactured, sold or delivered by Seller and each such product has been designed, manufactured, shipped, sold or distributed in accordance with the specifications under which the product is normally and has normally been designed, manufactured, shipped, sold or distributed. All products manufactured, sold or delivered by Seller have been in conformity with all applicable warranties, and Seller does not have any Liability for replacement thereof or other damages in connection therewith. No products manufactured, sold or delivered by Seller are subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale with respect thereto which, in each case, have been made available to Purchaser. Seller has not received any notice of any claims for, and there is no reasonable basis for and there are not, any product recalls, returns, warranty obligations or service calls relating to any of its products or services. Seller does not have any Liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any products manufactured, sold or delivered by Seller or with respect to any services rendered by Seller.

Section 3.17 International Trade Laws. Seller has, at all times as to which the applicable statute of limitations has not yet expired, conducted its transactions in accordance with all applicable International Trade Laws. Without limiting the foregoing: (a) Seller has obtained, and is in compliance with, all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (i) the export and re-export of products, services, Software and technologies and (ii) releases of technologies and Software to foreign nationals located in the United States and abroad (collectively, the “Export Approvals”); (b) there are no pending or threatened claims against Seller with respect to such Export Approvals; (c) there are no actions, conditions or circumstances pertaining to Seller’s import or export transactions that may give rise to any future claims; (d) no Export Approvals with respect to the transactions contemplated hereby are required; (e) Seller has not received written notice to the effect that a Governmental Authority claimed or alleged that Seller was not in compliance with International Trade Laws; and (f) neither Seller nor any of its Affiliates has made any voluntary disclosures to, or has been subject to any fines, penalties or sanctions from, any Governmental Authority regarding any past violations of International Trade Laws.

Section 3.18 Anticorruption; Improper Payments. None of Seller, nor any Representative, Affiliate, or any other Person authorized to act on behalf of Seller, will or has, directly or indirectly, taken any act in furtherance of an offer, payment, promise to pay, authorization, or ratification of payment, directly or indirectly, of any money or anything of value (including any gift, sample, rebate, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, donation, grant or other thing of value, however characterized) to any Government Official or any other Person to secure any improper advantage or to obtain or retain business that would or may cause Seller to be in violation of Improper Payment Laws. Seller complies, will and has at all times complied, with all Improper Payment Laws. Without limiting the generality of the foregoing, (a) Seller has not violated and is not in violation of, in any material respect, the U.S. Anti-Kickback Statute (42 U.S.C. Section 1302a-7(b)), the Federal False Claims Act (31 U.S.C. Sections 3729, et seq.) or any related or similar Law and (b) there has been no use or authorization of money or anything of value relating to any unlawful payment or secret or unrecorded fund or any false or fictitious entries made in the books and records of Seller relating to the same. None of Seller, nor any equityholder of Seller, nor any of their respective Representatives, Affiliates or Persons acting on their behalf have received any notice or communication from any Person that alleges, nor been involved in any internal investigation involving any allegations relating to potential violation of any Improper Payment Laws or other applicable Law, nor have received a request for information from any Governmental Authority regarding Improper Payment Laws. None of Seller, nor any Representative, Affiliate or other agent of Seller, has employed or retained, directly or indirectly, a Government Official or a family member of a Government Official. No Government Official has, directly or indirectly, the right of control over, or any beneficial interest in Seller. Seller further agrees that should it learn of any information regarding potential violations of the Improper Payment Laws or any information otherwise relevant to this provision, it will promptly advise Purchaser of such knowledge or suspicion.

Section 3.19 Affiliate Interests and Transactions.

(a) No Related Party of Seller: (i) owns or has owned, directly or indirectly, any equity or other financial or voting interest in any supplier, licensor, lessor, distributor, independent contractor or customer of Seller or any of its direct and indirect subsidiaries or their business; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that Seller or any of its respective subsidiaries uses or has used in or pertaining to the Business; or (iii) has or has had any business dealings in any transaction with Seller or any of its subsidiaries or involving any assets or property of Seller or any of its subsidiaries, other than business dealings or transactions conducted in the ordinary course consistent with past practice at prevailing market prices and on prevailing market terms.

(b) There are no Contracts by and between Seller or any of its subsidiaries, on the one hand, and any Related Party of Seller or any of their respective subsidiaries or Affiliates, as the case may be, on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from Seller or any of its subsidiaries (including Contracts relating to billing, financial, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters).

Section 3.20 Restricted Securities. Seller understands that the shares of Parent Common Stock to be issued pursuant to this Agreement have not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Seller’s representations as expressed herein. Until such time as the shares of Parent Common Stock are registered in accordance with Section 5.16, Seller understands that the shares of Parent Common Stock to be issued pursuant to this Agreement are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Seller must hold the shares of Parent Common Stock until they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Seller acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including the time and manner of sale, the holding period for the Parent Common Stock and on requirements relating to Parent which are outside of Seller’s control, and which Parent is under no obligation and may not be able to satisfy.

Section 3.21 Accredited Investor. Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 3.22 Investment Experience. Seller represents that it is a sophisticated investor experienced in evaluating and investing in private placement transactions of securities of companies in similar stage of development as Purchaser and acknowledges that Seller can bear the economic risk of its investment for an indefinite period of time, and has such knowledge and experience in financial and business matters that Seller is capable of evaluating the merits and risks of the investment in the Parent Common Stock.

Section 3.23 No General Solicitation. Neither Seller, nor any of Seller’s officers, managers, employees, agents, members or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Parent Common Stock.

Section 3.24 Legends. Seller understands that the Parent Common Stock acquired hereunder and any securities issued in respect of or exchange therefor may bear any one or more of the following legends:

(a) “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT IS AVAILABLE.”;

(b) “THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A VOTING AND STANDSTILL AGREEMENT WHICH PLACES CERTAIN RESTRICTIONS ON VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH VOTING AND STANDSTILL AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.”;

(c) “THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOLUME AND TRADING RESTRICTIONS AS SET FORTH IN AN AGREEMENT BETWEEN PARENT AND THE REGISTERED HOLDER, OR SUCH HOLDER’S PREDECESSOR IN INTEREST, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF PARENT. ANY TRANSFER OR ATTEMPTED TRANSFER OF ANY SHARES IN VIOLATION OF SUCH AGREEMENT IS VOID.”; and

(d) any legend required by the securities laws of any state to the extent such laws are applicable to the Parent Common Stock represented by the certificate so legended.

Section 3.25 Information; Investment Purpose. Seller has requested, received, reviewed and considered all the information Seller deems necessary, appropriate or relevant as a prudent and knowledgeable investor in evaluating the investment in Parent Common Stock. Seller further represents that it has had an opportunity to ask questions of and receive answers from Purchaser regarding the terms and conditions of the offering of the shares of Parent Common Stock and the business, prospects and financial condition of Purchaser necessary to verify the accuracy of any information furnished to Seller or to which Seller had access. Seller is acquiring the shares of Parent Common Stock pursuant to this Agreement in the ordinary course of Seller’s business and for Seller’s own account for investment purposes only and with no present intention of distributing any Parent Common Stock, and no arrangement or understanding exists with any other persons regarding the distribution of Parent Common Stock.

Section 3.26 No Brokers or Finders. Except for Mufson Howe Hunter & Company LLC, neither Seller nor any of its Affiliates has retained any broker or finder, agreed to pay or made any statement or representation to any Person that would entitle such Person to, any broker’s, finder’s or similar fees or commissions in connection with the Transactions.

Section 3.27 Disclosure. None of the representations and warranties contained in this Article III, the information contained in the Exhibits and Disclosure Schedules attached hereto and the written statements, documents, certificates or other items prepared and supplied to Purchaser or its Affiliates by or on behalf of Seller in connection with the transaction contemplated hereby, contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby represent and warrant to Seller as of the date hereof and as of the Closing as follows:

Section 4.1 Organization; Authorization. Parent is a corporation and Acquisition Sub is a limited liability company; each is duly organized, validly existing and in good standing (except to the extent that the failure to be in good standing would not be material to Parent or Acquisition Sub, as applicable) under the Laws of the State of Delaware and has all requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being conducted. Acquisition Sub is wholly owned by Acquisition Sub Parent and Acquisition Sub Parent is wholly owned by Parent. Each of Parent and Acquisition Sub has all requisite power and authority to execute and deliver the Transaction Documents, to consummate the Transactions and to comply with the terms, conditions and provisions hereof and thereof. The execution, delivery and performance by each of Parent and Acquisition Sub of the Transaction Documents to which it is or will be a party have been duly and properly authorized by all requisite corporate action in accordance with applicable Law and with its organizational documents. The Transaction Documents to which either Parent and Acquisition Sub is or will be a party have been or will be duly executed and delivered by Parent and Acquisition Sub, as applicable, and constitute the legal, valid and binding obligation of Parent or Acquisition Sub, as applicable, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

Section 4.2 No Violation. The execution, delivery and performance by each of Parent and Acquisition Sub of the Transaction Documents to which it is a party and the consummation by each of Parent and Acquisition Sub of the Transactions will not violate, contravene or conflict with any: (a) Law; or (b) provision of the charter documents, bylaws or similar organizational documents of Parent or Acquisition Sub.

Section 4.3 Consents and Approvals. No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority or other Person is required to be made or obtained by Parent, Acquisition Sub Parent or Acquisition Sub in connection with the authorization, execution, delivery and performance by Parent, Acquisition Sub Parent or Acquisition Sub of the Transaction Documents to which Parent, Acquisition Sub Parent or Acquisition Sub is a party, or the consummation by Parent, Acquisition Sub Parent or Acquisition Sub of the Transactions, except for (a) the filing with the SEC of such filings and other reports as may be required pursuant to the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) the applicable requirements of Nasdaq, and (c) the filings of documents with any applicable state securities authorities that may be required in connection with the issuance of Parent Common Stock.

Section 4.4 Valid Issuance. The shares of Parent Common Stock to be issued pursuant to Article II will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

Section 4.5 Parent SEC Filings. Except as set forth on Schedule 4.5 of Parent’s disclosure schedule attached hereto, Parent has timely filed with the SEC all reports, schedules, forms, statements, and other documents required to be filed by Parent under the Securities Act and Exchange Act for the one year period preceding the Closing Date (or such shorter period as Parent was required by Law to file such material) (the foregoing materials being collectively referred to herein as the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents. None of the Parent SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Agreements Regarding Tax Matters.

(a) Allocation. Purchaser and Seller agree that the Purchase Price (plus any Assumed Liabilities or other items treated as consideration for income Tax purposes) shall be allocated for all income Tax purposes consistently with Section 1060 of the Code as shown on an allocation schedule to be prepared in accordance with this Section 5.1(a) (the “Allocation Schedule”). Purchaser shall prepare and provide the Allocation Schedule to Seller within 90 days after the Closing Date. If within 20 days after such delivery, Seller notifies Purchaser in writing that it objects to the allocation set forth in the Allocation Schedule, the Parties shall use commercially reasonable efforts to resolve such dispute. In the event that the Parties are unable to resolve such dispute within 20 days, the dispute shall be resolved by the Independent Accountant, and the Allocation Schedule shall be adjusted to reflect such resolution. Any and all fees, expenses and costs of the Independent Accountant shall be borne by the Party whose proposed determination of all disputed items submitted to the Independent Accountant, in the aggregate, yields the larger discrepancy to that of the Independent Accountant’s final determination of such disputed items. In the event of any adjustment to the Purchase Price (or any other item of consideration for income Tax purposes) requiring an amendment to the Allocation Schedule, Purchaser shall amend the Allocation Schedule in accordance with this Section 5.1(a) and shall provide such amended allocation to Seller (which, subject to the dispute resolution provisions set forth in this Section 5.1(a) shall become the Allocation Schedule). Each Party agrees to (i) prepare and timely file all applicable Tax Returns in a manner consistent with the final Allocation Schedule and (ii) act in accordance with any such Allocation Schedule for all Tax purposes, in each case unless otherwise required by a “determination” within the meaning of Section 1313 of the Code.

(b) Straddle Period Taxes. In the case of any real or personal property Taxes (or other similar ad valorem Taxes or Taxes imposed on a periodic basis) attributable to the Business or the Acquired Assets that are imposed for a taxable period beginning on or before and ending after the Closing Date (each, a “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Purchaser and Seller on a daily basis. The Party required by Law to pay any such Straddle Period Tax (the “Paying Party”) shall file the Tax Return related to such Straddle Period Tax within the time period prescribed by Law and shall timely pay such Straddle Period Tax. To the extent any portion of such payment is the responsibility of the other party hereunder, the Paying Party shall provide the other party (the “Non-Paying Party”) with notice of the amount of such Straddle Period Taxes, and within 10 days of receipt of such notice, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such Straddle Period Taxes.

(c) Transfer Taxes. All transfer, documentary, sales, use, stamp, value added, goods and services, excise, registration and other similar Taxes, and all conveyance or filing fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement and any Ancillary Agreements (including, for the avoidance of doubt, any stock Transfer Taxes applicable to the sale of Registrable Securities) (“Transfer Taxes”) shall be paid 50% by Seller and 50% by Purchaser when due, and Seller shall at its expense prepare and file all Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by Law, Purchaser shall join in the execution thereof.

(d) Cooperation. To the extent relevant to the Business or the Acquired Assets, each Party shall, at the expense of the requesting Party: (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any Governmental Authority or in connection with judicial or administrative proceedings relating to any Liability for Taxes and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit, examination or other proceeding relating to

Taxes (each, a “Tax Contest”). Such cooperation shall include obtaining and providing appropriate forms, providing the necessary powers of attorney, retaining and providing records and information that are reasonably relevant to any such Tax Return or Tax Contest, and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder, in each case at the expense of the party requesting such cooperation. Seller shall retain all documents, including prior years’ Tax Returns, supporting work schedules and other records with respect to the Acquired Assets and Business, including all sales, use and employment Tax Returns and shall not destroy or otherwise dispose of any such records for six years after Closing or, if later, until the expiration of the applicable statute of limitations, without the prior written consent of Purchaser.

Section 5.2 Employee Matters. Nothing in this Agreement shall (a) create a Contract between Purchaser and any Service Provider, or (b) require or be construed to require Purchaser or any Affiliate of Purchaser to provide any employee benefit plan or non-cash compensation (including retirement benefits, health or welfare benefits, equity-based compensation, or severance) to any Person (other than the Earn-Out Shares or Transition Payment Shares required under this Agreement). Notwithstanding anything in this Agreement to the contrary, no Service Provider may rely on this Agreement as the basis for any breach of contract claim against Purchaser.

Section 5.3 Further Assurances. Each of the Parties agrees that subsequent to the Closing, upon the reasonable request of any other Party from time to time, it shall execute and deliver, or cause to be executed and delivered, such further instruments and take such other actions as may be necessary or desirable to carry out the transactions contemplated by the Transaction Documents or to vest, perfect or confirm of record or otherwise in Purchaser any and all right, title and interest in, to and under any of the Acquired Assets as a result of or in connection with the Transactions.

Section 5.4 Public Announcements. Neither Seller nor any Key Owner or any of their respective Affiliates, or any of their Representatives shall issue or cause the publication of any press release or other public announcement relating to the Transaction Documents or the Transactions (whether before or after the Closing) without the prior written consent of Purchaser, except as such Person believes in good faith and based on reasonable advice of counsel is required by applicable Law (in which case the disclosing Person will advise Purchaser in writing before making such disclosure). Purchaser shall provide Seller with a draft of the press release announcing the Transaction and consider Seller’s comments thereto in good faith.

Section 5.5 Wrong Pocket Provisions.

(a) If, at any time following the Closing, Seller becomes aware that any Acquired Asset which should have been transferred to Purchaser or a Purchaser Designee pursuant to the terms of the Transaction Documents was not transferred to Purchaser or a Purchaser Designee as contemplated by the Transaction Documents, then Seller shall promptly transfer or cause its Affiliates to transfer such Acquired Asset to Purchaser or the applicable Purchaser Designee for no additional consideration.

(b) If, at any time following the Closing, Seller becomes aware that any Assumed Liability (whether arising prior to, at or following the Closing) was not assumed by Purchaser or a Purchaser Designee as contemplated by this Agreement or the Ancillary Agreements, then Seller shall promptly notify Purchaser and the applicable Purchaser Designee and Purchaser, the applicable Purchaser Designee and Seller shall each use reasonable efforts to resolve the ownership of such Assumed Liability by written agreement. Notwithstanding the foregoing, nothing in this subparagraph shall be deemed to affect or impair the rights and obligations of the parties set forth in Article VII.

(c) If, at any time following the Closing, Purchaser or a Purchaser Designee becomes aware that any Excluded Asset which should have been retained by Seller pursuant to the terms of this Agreement or the Ancillary Agreements was transferred to Purchaser or a Purchaser Designee, then Purchaser or the applicable Purchaser Designee shall promptly transfer or cause its Affiliates to transfer such Excluded Asset to Seller for no additional consideration.

(d) If, at any time following the Closing, Purchaser or a Purchaser Designee becomes aware that any Excluded Liability (whether arising prior to, at or following the Closing) was assumed by Purchaser or a Purchaser Designee, then Purchaser shall promptly notify Seller and Purchaser, the applicable Purchaser Designee and Seller shall each use reasonable efforts to resolve the ownership of such Excluded Liability by written agreement. Notwithstanding the foregoing, nothing in this subparagraph shall be deemed to affect or impair the rights and obligations of the parties set forth in Article VII.

Section 5.6 Purchaser Designees. Purchaser may designate Persons that are direct or indirect wholly owned subsidiaries of Purchaser as of the Closing (the “Purchaser Designees”), (a) as purchasers of any of the Acquired Assets or (b) to assume any of the Assumed Liabilities, in each case in accordance with a written designation made by Purchaser to Seller in writing and in accordance with the terms of this Agreement. Whenever a Purchaser Designee is required to engage in an act or omission, Purchaser agrees to cause such Purchaser Designee to do so, and Purchaser also agrees to be responsible for the acts and omissions of each Purchaser Designee if in violation of the terms hereof.

Section 5.7 Restrictive Covenants.

(a) Non-Competition. Seller and each Key Owner hereby covenants and agrees that, during the period beginning on the Closing Date and ending on the date that is the second anniversary of the Closing Date (the “Restricted Period”), such Party and their respective Affiliates will not, directly or indirectly, engage or participate in any manner (as an owner, equityholder, financing source, director, manager, officer, employee, agent, representative, consultant, service provider or otherwise) in any business, including worldwide retail and online sale, that would reasonably be deemed to compete with the products sold as part of the Acquired Assets, anywhere in world. Notwithstanding the foregoing, nothing contained in this Section 5.7(a) shall prohibit Seller or any Key Owner or their respective Affiliates from the passive ownership of less than 2% of any class of stock listed on a national securities exchange or traded in the over-the-counter market.

(b) Non-Solicitation of Business Relationships. Without limiting the generality of the provisions of Section 5.7(a) above, Seller and each Key Owner hereby covenants and agrees that during the Restricted Period, each such Party and their respective Affiliates will not, directly or indirectly, solicit, induce or advise or participate in any manner (as an owner, equityholder, financing source, director, manager, officer, employee, agent, representative, consultant, service provider or otherwise) in any business that solicits, induces or advises, any Person that is or was a customer, supplier or other business relation of Seller or its Affiliates at any time during the 24 month period prior to the Closing Date for purposes of diverting such Person’s business from Purchaser or a Purchaser Designee.

(c) Non-Solicitation of Employees and Contractors. Seller and each Key Owner hereby covenants and agrees that during the Restricted Period each such Party and their respective Affiliates will not, directly or indirectly, solicit, induce, employ or engage, or participate in any manner (as an owner, equityholder, financing source, director, manager, officer, employee, agent, representative, consultant, service provider or otherwise) in any business that solicits, induces, employs or engages, any individual that served as an employee or independent contractor of Seller or its Affiliates and becomes an employee or independent contractor of Purchaser or any of its Affiliates upon or as a result of the Transactions, or otherwise seek to adversely influence or alter any such Person’s relationship with Purchaser or any of Affiliates of Purchaser.

(d) Non-Disparagement.

(i) Seller and each Key Owner hereby covenants and agrees that each such Party and its Affiliates will not, directly or indirectly, make or cause to be made any statement or other communication, written or otherwise, that could constitute disparagement of the Business or Purchaser. Nothing in this Section 5.7(d)(i) shall limit Seller or any Key Owner or their respective Affiliates’ ability to (i) seek enforcement of their rights under any of the Transaction Agreements or (ii) make true and accurate statements or communications in connection with any disclosure any such Party or their respective Affiliates reasonably believe (based on reasonable advice of counsel) is required pursuant to applicable Law.

(ii) Purchaser hereby covenants and agrees that it and its Affiliates will not, directly or indirectly, make or cause to be made any statement or other communication, written or otherwise, that could constitute disparagement of the Seller or the Key Owners. Nothing in this Section 5.7(d)(ii) shall limit Purchaser or its Affiliates’ ability to (i) seek enforcement of their rights under any of the Transaction Agreements or (ii) make true and accurate statements or communications in connection with any disclosure any such Party or their respective Affiliates reasonably believe (based on reasonable advice of counsel) is required pursuant to applicable Law.

(e) Acknowledgements; Remedies. Seller and each Key Owner hereby acknowledges and agrees that (i) the covenants and agreements set forth in this Section 5.7 were a material inducement to Purchaser to enter into this Agreement and to perform its obligations hereunder, (ii) Purchaser, any Purchaser Designees and their Affiliates would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the Parties if Seller or any Key Owner or any of their respective Affiliates breached any provision of this Section 5.7, (iii) any breach of any provision of this Section 5.7 by Seller or any Key Owner or any of their respective Affiliates would result in a significant loss of goodwill by Purchaser and the Business, (iv) the Purchase Price is sufficient consideration to make the covenants and agreements set forth herein enforceable, (v) the length of time, scope and geographic coverage of the covenants set forth in this Section 5.7 is reasonable given the benefits Seller and the Key Owners will directly or indirectly receive hereunder, (vi) Seller and each Key Owner are familiar with all the restrictive covenants contained in this Section 5.7 and are fully aware of its obligations hereunder, and (vii) Seller and each Key Owner will not (individually or together) challenge the reasonableness of the time, scope, geographic coverage or other provisions of this Section 5.7 in any Proceeding, regardless of who initiates such Proceeding. If any provision of this Section 5.7 relating to the length of time, scope or geographic coverage shall be declared by a court of competent jurisdiction or arbitrator to exceed the maximum length of time, scope geographic coverage, as applicable, under applicable Law, said length of time, scope or geographic coverage shall be deemed to be, and thereafter shall become, the maximum length of time, scope or geographic coverage that such court or arbitrator deems reasonable and enforceable and this Agreement shall automatically be considered to have been amended and restated to reflect such determination. Seller and each Key Owner further acknowledges and agrees that irreparable injury will result to Purchaser or any Purchaser Designees if Seller or any Key Owner or any of their respective Affiliates breaches any of the terms of this Section 5.7, and that in the event of an actual or threatened breach by Seller or any Key Owner or any of their respective Affiliates of any of the provisions contained in this Section 5.7, Purchaser or any Purchaser Designees will have no adequate remedy at Law. Seller and each Key Owner accordingly agree that in the event of any actual or threatened breach by Seller or any Key Owner or any of their respective Affiliates of any of the provisions contained in this Section 5.7, Purchaser or the applicable Purchaser Designee shall be entitled to injunctive and other equitable relief without (A) posting any bond or other security, (B) proving actual damages and (C) showing that monetary damages are an inadequate remedy. Nothing contained herein shall be construed as prohibiting Purchaser or any Purchaser Designee from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages that it is able to prove. Seller and each Key Owner shall cause their respective Affiliates to comply with this Section 5.7, and shall be liable for any breach by any of their respective Affiliates of this Section 5.7. In the event of a breach or violation by Seller or any Key Owner or any of their respective Affiliates of this Section 5.7, the Restricted Period with respect to such party shall be extended by a period of time equal to the period of time during which such Person violates the terms of this Section 5.7; provided, however, that such extension shall be for a maximum of one year. Notwithstanding the foregoing, as used in this Section 5.7, the term Affiliates does not include any passive investor or limited partner of any Key Owner.

Section 5.8 Release and Waiver.

(a) Seller and each Key Owner, effective upon the Closing, on behalf such Person, such Person’s Affiliates that such Person controls, predecessors, successors and assigns, as applicable, and each of such Person’s and their, as applicable, respective past, present and future stockholders, officers, directors, employees, and other Representatives, hereby irrevocably waives, releases and discharges Purchaser and its officers, directors, managers, stockholders, members, unitholders, Affiliates and Representatives (collectively, the “Released Parties”), from any and all claims, Liabilities, debts or obligations of any kind or nature whatsoever (including in respect of rights of contribution or indemnification), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and agrees not to bring or threaten to bring or otherwise join in any claim against any of the Released Parties relating to, arising out of or in any way connected with any facts or circumstances (known or unknown) relating to the Business which existed on or prior to the Closing Date; provided that the foregoing waiver and release shall not apply to any claim, indemnity, or obligation of Purchaser pursuant to the Transaction Documents or in respect of any Assumed Liability. Except as otherwise expressly provided for in the Transaction Documents, Seller and each Key Owner agrees that from and after the Closing, Purchaser will not have any Liabilities to such Person or any of their respective Affiliates.

(b) Seller shall make commercially reasonable efforts to deliver to Purchaser at or promptly following the Closing a release, in form and substance substantially reasonably satisfactory to Purchaser, and including terms no less favorable to the Released Parties than the release provided by Seller and each Key Owner pursuant to Section 5.8(a) hereof, from each of its equityholders not party to this Agreement.

Section 5.9 R&W Insurance Policy. Seller shall provide reasonable assistance to Purchaser as is required in furtherance of any claim(s) that Purchaser may make under the R&W Insurance Policy. Purchaser shall bear the full amount of the premium and any retention amounts of such R&W Insurance Policy.

Section 5.10 Data Room. To the extent required by the R&W Insurance Policy and as requested by Purchaser, Seller shall deliver to Purchaser within 10 Business Days after the Closing Date a flash drive containing copies of all documents contained in the Data Room as of the Closing Date.

Section 5.11 Key Owners’ Obligations. Each Key Owner shall, and shall cause Seller to, perform and comply with each of the covenants set forth in this Agreement. Each Key Owner acknowledges and agrees that such Person will derive substantial benefit from the consummation of the Transactions and such Person’s execution and delivery of this Agreement is a material inducement and condition to Purchaser’s willingness to enter into the Agreement and to consummate the Transactions. Each Key Owner hereby (a) acknowledges that Seller has made certain covenants and undertaken and is subject to certain obligations under this Agreement and the Ancillary Agreements, (b) agrees to cause Seller to perform and comply with each of its covenants and obligations set forth in this Agreement and the Ancillary Agreements, and (c) agrees to guarantee and be severally and not jointly responsible for the payment and performance of Seller’s obligations, including indemnification obligations, under this Agreement and the Ancillary Agreements.

Section 5.12 Audited Financial Statements.

(a) In connection with Seller’s delivery to Purchaser at or before the Closing of the Rule 3-05B Financial Statements, for one year following the Closing, Seller shall reasonably cooperate with Purchaser regarding other financial information relating to the Business that Purchaser determines may be required in connection with any filing with the SEC by Purchaser after the Closing.

(b) To the extent Purchaser determines that it is required to file the Rule 3-05B Financial Statements with the SEC under applicable requirements of Law within one year following the Closing Date, then Seller will use their commercially reasonable efforts to cause the Independent Auditor to provide to Purchaser no later than five Business Days prior to the required filing date of the Rule 3-05B Financial Statements the consents necessary to permit the inclusion of the Audit Opinion in any reports and registration statements of Purchaser.

(c) Whether or not Purchaser is ultimately required to file the Rule 3-05B Financial Statements with the SEC under applicable Law, Purchaser shall reimburse Seller within 30 days of receipt of detailed invoices for all reasonable, documented out-of-pocket costs, fees and expenses incurred by Seller in connection with the preparation of the Rule 3-05B Financial Statements and the Audit Opinion, including any such costs, fees and expenses paid or payable to third party consultants (in each case, without markup and on a pass-through basis) and (ii) in connection with the assistance requested under Sections 5.12(a) and (b).

Section 5.13 Confidentiality. The Confidentiality Agreement is hereby terminated and of no further force and effect and from and after the Closing, Seller and each Key Owner shall, and shall cause their respective Representatives to, hold in confidence all Confidential Information and Seller and each Key Owner shall be liable for the disclosure of such Confidential Information by their respective Representatives to the same extent as if such Representative were the disclosing party. If Seller or any Key Owner or any of their respective Representatives are requested or required by Order to disclose any such Confidential Information, Seller or such Key Owner(s), as applicable, to the extent lawful, shall promptly notify Purchaser of the same to permit Purchaser to seek a protective order or take other action deemed appropriate by Purchaser. In such circumstances, Seller or such Key Owner(s), as applicable, will participate in Purchaser’s efforts to obtain a protective order or other reasonable assurance that confidential treatment will be afforded to such Confidential Information. If, absent the entry of a protective order, Seller or such Key Owner(s), as applicable, and such Person’s Representatives are, in the written opinion of their legal counsel, compelled as a matter of Law to disclose any such Confidential Information, such Person may disclose to the party compelling disclosure only that part of such Confidential Information as is required by Law to be disclosed, and such Person shall exercise its reasonable best efforts to obtain confidential treatment therefor. Upon Purchaser’s request, Seller and each Key Owner will each return and cause their respective Representatives to return to Purchaser all such Confidential Information provided by or on behalf of Purchaser and destroy all Confidential Information prepared by Seller, any Key Owner or their respective Representatives, except to the extent Seller or any Key Owner is required to retain such Confidential Information to comply with applicable Law or destruction of electronic forms of Confidential Information is not reasonably possible.

Section 5.14 Seller’s Operations and Solvency. Seller agrees that it shall remain solvent and continue to meet its obligations hereunder, including Seller’s indemnification and other payment obligations set forth in this Agreement, and shall not wind-down, liquidate or otherwise dissolve its corporate (or similar) existence until the termination of the Transition Services Agreement, and the expiration of Seller’s obligations hereunder.

Section 5.15 Post-Closing Access; Preservation of Records. As may be reasonably required by Purchaser in connection with (a) any claims or allegations relating to the Excluded Liabilities, the Acquired Assets or the Business, (b) preparation of any Tax Return or in connection with a Tax audit, examination or proceeding, (c) compliance with any reporting, filing or other requirements imposed by any Governmental Authority, (d) compliance with applicable Law, or (e) any pending or threatened Proceeding, for a period of six years after the Closing, at Purchaser’s reasonable request, Seller will provide, at Purchaser’s expense, Purchaser and its officers, directors, employees, agents and Representatives with reasonable access to and the right to make copies of those records and documents related to the Business, the possession of which is in the control of the Seller; provided, that such access shall not be provided in violation of any Law; provided, further, that such access shall be subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or comply with any third party confidentiality obligation of Seller to provide access, but subject to

Seller’s obligation to use reasonable best efforts to develop alternative means to provide information that is subject to such limitations. If during such period Seller elects to dispose of such records and documents other than in accordance with its record retention policies in the ordinary course of business, Seller shall give Purchaser 30 days’ prior written notice of such election, during which period Purchaser will have the right to take such records and documents without further consideration.

Section 5.16 Registration and Certain Other Rights.

(a) Definitions. The following definitions will apply to this Section 5.16.

(i) “Register,” “registered,” and “registration” shall refer to a registration under the Securities Act effected by preparing and filing (A) a Registration Statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such Registration Statement or (B) a prospectus or prospectus supplement in respect of an appropriate effective Registration Statement.

(ii) “Registrable Securities” means (A) the issued shares of Parent Common Stock representing the Transition Payment Shares or the Earn-Out Shares and (B) any equity securities of Parent issued or issuable directly or indirectly with respect to the securities referred to in the foregoing clause (A) by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization; provided that, such securities will cease to be Registrable Securities upon the earliest to occur of (1) when they are sold pursuant to an effective Registration Statement under the Securities Act, or (2) when they become eligible for sale without restriction pursuant to Rule 144 (including Rule 144(c)).

(iii) “Registration Expenses” means all expenses incurred by Parent in effecting any registration pursuant to this Agreement (whether or not any registration or prospectus becomes effective or final) or otherwise complying with its obligations under this Section 5.16, including all registration, filing and listing fees, printing expenses, fees and disbursements of counsel for Parent, blue sky fees and expenses, expenses of Parent’s independent accountants in connection with any regular or special reviews or audits incident to or required by any such registration, but shall not include Selling Expenses.

(iv) “Registration Statement” means any registration statement of Parent filed under the Securities Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

(v) “Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

(vi) “Seller Indemnitee” means: (a) Seller; (b) such Person’s current and future Affiliates; (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b),” and “(c)” above.

(vii) “Selling Expenses” means all discounts, selling commissions and stock Transfer Taxes applicable to the sale of Registrable Securities and fees and disbursements of financial advisors for Seller and all similar commissions relating to Seller’s disposition of Registrable Securities.

(b) Registration Rights. Subject to the terms and conditions of this Agreement and Parent’s receipt of information from Seller that is required to be included in a Registration Statement regarding Seller, Parent hereby agrees to prepare and file with the SEC (i) a Registration Statement or (ii) to the extent permitted by the rules and regulations of the SEC, a prospectus supplement in respect of an appropriate effective Registration Statement in each case for the purpose of registering the resale of all of the Registrable Securities as soon as reasonably practicable following the date on which such Registrable Securities are issued to Seller (any such date, the “Issuance Date”); provided that Parent may exclude the Registrable Securities of Seller if Seller has not materially complied with the provisions of this Section 5.16 or has notified Parent in writing of its election to exclude all of its Registrable Securities from such Registration Statement. A draft of any such Registration Statement or prospectus supplement shall be provided to Seller and its counsel for their review and comment a reasonable time prior to its filing. Parent shall use reasonable best efforts to keep any Registration Statement continuously effective and in compliance with the Securities Act and usable for resale of all Registrable Securities until the earlier of (A) the date on which all Registrable Securities covered by such Registration Statement have been sold and any required prospectus delivery period with respect to such sale shall have expired, and (B) the date on which all Registrable Securities covered by such Registration Statement may be sold without restriction pursuant to Rule 144 (including Rule 144(c)).

(c) Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by Parent. All Selling Expenses incurred in connection with any registrations hereunder shall be borne by Seller.

(d) Obligations of Parent.

(i) Parent shall use reasonable best efforts to file a Registration Statement within 60 days of the applicable Issuance Date; provided, however, that in no event shall Parent be required to file more than two Registration Statements in any 12 month period.

(ii) Parent shall use reasonable best efforts to cause any such Registration Statement to become effective. Parent shall notify Seller by e-mail as promptly as practicable after any such Registration Statement becomes effective or any prospectus or prospectus supplement has been filed and shall simultaneously provide Seller with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(iii) Parent shall use reasonable best efforts to prepare and file with the SEC such amendments and supplements to the applicable Registration Statement and the prospectus or prospectus supplement used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement; provided, however, that Parent shall have no obligation to amend any Registration Statement to give effect to any transfers effected by Seller.

(iv) Parent shall use its reasonable best efforts to procure the cooperation of Parent’s transfer agent in settling any sale or transfer of Registrable Securities.

(v) If requested by Seller, Parent shall promptly include in a prospectus supplement or amendment such information as Seller may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such amendment as soon as practicable after Parent has received such request; provided, however, that Parent shall have no obligation to file any prospectus supplement or amendment to give effect to any transfers effected by Seller.

(vi) For so long as Seller holds any Registrable Securities, Parent shall promptly notify Seller at any time when a prospectus relating to the sale of Registrable Securities is required to be delivered under the Securities Act of the happening of any event, as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of a seller of Registrable Securities promptly prepare and furnish to Seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made.

(vii) Parent shall advise Seller of Registrable Securities promptly after it shall receive notice or obtain knowledge thereof, of (A) the issuance of any stop order, injunction or other order or requirement by the SEC suspending the effectiveness of any Registration Statement or the initiation or threatening of any Proceeding for such purpose, (B) the issuance by any state securities or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or “blue sky” laws or the initiation or threat of initiation of any Proceedings for that purpose, and (C) the removal of any such stop order, injunction or other order or requirement or Proceeding or the lifting of any such suspension.

(viii) Parent shall use reasonable best efforts to prevent the issuance of any stop order, injunction or other order or requirement suspending the effectiveness of any Registration Statement and obtain as soon as practicable the withdrawal of any such stop order, injunction or other order or requirement that is issued.

(e) Suspension of Sales. Upon receipt of written notice from Parent that a Registration Statement, prospectus or prospectus supplement contains or may contain an untrue statement of a material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, Seller shall forthwith discontinue use of any such Registration Statement until Seller has received copies of a supplemented or amended prospectus or prospectus supplement, or Seller is advised in writing by Parent that the use of the prospectus and, if applicable, prospectus supplement may be resumed, and, if so directed by Parent, Seller shall deliver to Parent all copies, other than permanent file copies then in Seller’s possession, of the prospectus and, if applicable, prospectus supplement covering such Registrable Securities in use at the time of receipt of such notice. The total number of days that any such suspension described in this paragraph may be in effect in any 180-day period shall not exceed 30 Business Days.

(f) Obligations of Seller.

(i) Seller agrees that, upon receipt of any notice from Parent of the occurrence of any event of the kind described in Section 5.16(e) hereof, Seller shall immediately discontinue use of such Registration Statement covering such Registrable Securities until Seller’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 5.16(e) hereof or receipt of notice that no supplement or amendment is required and that the Seller’s use of such Registration Statement may be resumed. Parent may provide appropriate stop orders to enforce the provisions of this Section 5.16(f).

(ii) Seller covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement filed by Parent pursuant to this Agreement.

(iii) Seller covenants and agrees that it will notify Parent following the sale of Registrable Securities to a third party as promptly as reasonably practicable, and in any event within 10 days, following the sale of such Registrable Securities.

(iv) Seller agrees that it will not effect any disposition or other transfer of the Registrable Securities that would constitute a sale within the meaning of the Securities Act other than transactions exempt from the registration requirements of the Securities Act or pursuant to, and as contemplated in, any Registration Statement, and that it will promptly notify Parent of any material changes in the information set forth in any such Registration Statement furnished by or regarding Seller or its plan of distribution.

(g) Confidentiality. In the event the filing of any Registration Statement, prospectus or prospectus supplement is deferred pursuant to Section 5.16(e), or Seller’s ability to trade is suspended pursuant to Section 5.16(e), by approving this Agreement and the consummation of the transactions contemplated hereby, or participating in the Transactions and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Transactions, Seller agrees to treat such information confidentially and to not make public such information.

(h) Furnishing Information.

(i) Promptly after each Issuance Date (and in any event not less than 15 Business Days after such Issuance Date), Seller shall deliver to Parent, a fully completed and executed selling stockholder questionnaire, in substantially the form attached as Exhibit H (the “Selling Stockholder Questionnaire”).

(ii) Seller shall not use any free writing prospectus (as defined in Rule 405) in connection with the sale of Registrable Securities without the prior written consent of Parent.

(iii) It shall be a condition precedent to the obligations of Parent to take any action pursuant to this Section 5.16 that the Seller shall furnish to Parent such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be reasonably required to effect the registered offering of their Registrable Securities, including executed Selling Stockholder Questionnaires requested in connection with any Issuance Date.

(i) Rule 144. With a view to making available the ability of Seller to rely upon Rule 144, Parent shall, for so long as Seller owns any Registrable Securities, (A) make and keep public information regarding Parent available, as those terms are understood and defined in Rule 144, (B) use reasonable best efforts to file with the SEC as promptly as practicable all reports and other documents required to be filed by Parent under the Securities Act and the Exchange Act; and (C) furnish, unless otherwise available to Seller at no charge by access electronically to the SEC’s EDGAR filing system, promptly upon request (1) a copy of the most recent annual or quarterly report of Parent, and (2) such other reports and documents of Parent so filed with the SEC as Seller may reasonably request in availing itself of any rule or regulation of the SEC allowing Seller to sell any such securities without registration.

(j) Registration Statement Indemnification.

(i) Parent will indemnify and hold harmless each Seller Indemnitee against any Losses and Liabilities (or actions in respect thereof) to which any such Seller Indemnitee may become subject under the Securities Act or otherwise, insofar as such claims, Losses and Liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus, preliminary prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, preliminary prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading; and shall reimburse Seller Indemnitees for any reasonable legal or other expenses reasonably incurred by them in connection with investigating or defending any such claims, Losses and Liabilities (or actions in respect thereof); provided, however, that Parent shall not be required to provide indemnification pursuant to this Section 5.16(j)(i): (A) where the claims, Losses and Liabilities (or actions in respect thereof) are caused by or contained in any information furnished in writing to Parent by Seller (or its representative) or approved by Seller (or its Representative) expressly for use therein; (B) where the claims, Losses and Liabilities (or actions in respect thereof) are caused by Seller’s failure to deliver a copy of such Registration Statement, prospectus, preliminary prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendments or supplements thereto (if the same was required by applicable Law to be so delivered); or (C) where the claims, Losses and Liabilities (or actions in respect thereof) relate to offers or sales effected by or on behalf of Seller “by means of” (as defined in Rule 159A) a “free writing prospectus” (as such term is defined in Rule 405) that was not authorized in writing by Parent. This indemnity shall be in addition to any liability Parent may otherwise have.

(ii) Seller will indemnify and hold harmless Parent and Acquisition Sub, each legal counsel and each underwriter, broker or other Person acting on behalf of the holders of Registrable Securities and each Affiliate who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) any of the foregoing Persons against all claims, Losses and Liabilities (or actions in respect thereof) resulting from (A) Seller’s failure to comply with the prospectus delivery requirements of the Securities Act, or (B) any untrue or alleged untrue statement of material fact contained in a Registration Statement, prospectus, preliminary prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, preliminary prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is in writing and was either provided by Seller (or its representative) or approved by Seller (or its Representative) expressly for use in any Registration Statement, prospectus, preliminary prospectus, free writing prospectus or amendment or supplement thereto; and shall reimburse such Persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such claims, Losses and Liabilities (or actions in respect thereof). This indemnity shall be in addition to any liability Seller may otherwise have, and shall, for the avoidance of doubt not be subject to any of the limitations set forth in Article VII.

Section 5.17 Trading Restrictions.

(a) Seller agrees that for so long as it or any of its Affiliates holds any of the outstanding shares of Parent Common Stock issued pursuant to this Agreement it shall not, directly or indirectly, (i) in a single Trading Day, sell, transfer or otherwise dispose of any such shares if such sale, transfer or other disposition would exceed 10% of the average daily trading volume of Parent Common Stock, as reported on Nasdaq, for the 10 consecutive Trading Days ending on the Trading Day immediately preceding such sale, transfer or other disposition, and (ii) without Purchaser’s written consent (which shall not be unreasonably withheld) pledge, loan, margin or otherwise use as collateral for any obligations of Seller or any of its Affiliates any such shares of Parent Common Stock having an aggregate value in excess of 10% of the then-current value of such shares based on the closing price of Parent Common Stock, as reported on Nasdaq, for the Trading Day immediately prior to the date on which such shares are so pledged, loaned, margined or otherwise used as collateral to secure any obligations of Seller or any of its Affiliates.

(b) From and after the Closing and until such time as Seller no longer holds any shares of Parent Common Stock issued pursuant to this Agreement, Seller shall be required to deliver (or cause its broker, stock representative, registered representative, or other similar representative, as applicable, to deliver) to Purchaser, on each Trading Day, copies of trading statements of Seller and its Affiliates for the immediately preceding Trading Day with respect to any shares of Parent Common Stock sold, transferred, pledged, loaned, margined or otherwise used as collateral by Seller on such immediately preceding Trading Day, evidencing compliance with this Section 5.17.

Section 5.18 IP Registration Amendments. Seller acknowledges that it has made all necessary filings with the USPTO for recordation purposes to complete the IP Registration Amendments and, upon receipt from the USPTO of notices of recordation issued thereby evidencing that the IP Registration Amendments have been completed, agrees that it will provide such notices of recordation to Purchaser and assist Purchaser as necessary post-Closing to ensure the effectiveness of the IP Registration Amendments.

ARTICLE VI

CLOSING DELIVERABLES

Section 6.1 Seller’s Closing Deliverables. At the Closing, Seller shall execute and cause to be delivered, and Purchaser shall have received, Seller’s Closing Deliverables.

Section 6.2 Purchaser’s Closing Deliverables. At the Closing, Purchaser shall execute and cause to be delivered, and Seller shall have received, Purchaser’s Closing Deliverables.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Survival.

(a) The representations, warranties, covenants and agreements contained herein shall survive the Closing. The indemnification obligations under Section 7.2 with respect to breaches of representations and warranties contained in this Agreement or any certificate delivered pursuant to this Agreement (i) that are not Fundamental Representations shall survive the Closing and continue until the date that is 24 months after the Closing Date and (ii) that are Fundamental Representations shall continue until the date that is 60 days after the date that is six years after the Closing Date.

(b) The indemnification obligations under Section 7.2 with respect to breaches of covenants and agreements contained in this Agreement or any certificate delivered pursuant to this Agreement shall survive the Closing and continue until the earlier of (i) the date that such agreements or covenants terminate pursuant to their terms and (ii) the date that is 60 days after the statute of limitations (giving effect to any waiver, mitigation or extension thereof) applicable to the subject matter of such covenants and agreements bars all claims with respect to such subject matter.

(c) Notwithstanding anything to the contrary contained herein, if written notice of any claim for indemnification hereunder has been delivered in accordance herewith prior to the expiration of the applicable period set forth above, the indemnification obligations hereunder shall continue with respect to such claim until the final resolution and satisfaction of such claim in accordance with the provisions of this Article VII, and Key Owners and Seller (collectively, the “Seller Indemnifying Parties”) shall, severally but not jointly, and subject to the limitations set forth in Section 7.4, indemnify the Purchaser Indemnified Party for all Losses incurred in respect of such claim (subject to any applicable limitations herein), regardless of when such Losses are incurred.

Section 7.2 Indemnification by Seller, Key Owners. From and after the Closing, and subject to the terms of this Agreement (including the terms of Section 7.3), the Seller Indemnifying Parties shall, severally but not jointly, indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against, and pay or reimburse the Purchaser Indemnified Parties for, any and all Losses relating to, imposed upon, suffered or incurred by any Purchaser Indemnified Party by reason of, resulting from or arising out of:

(a) any inaccuracy in or breach of any of the representations or warranties by Seller or Key Owners contained in this Agreement or any certificate delivered pursuant to this Agreement, that are Fundamental Representations;

(b) any breach by Seller or any Key Owner of any of their respective covenants or agreements contained in this Agreement or any certificate delivered pursuant to this Agreement;

(c) any Excluded Liability; and

(d) fraud.

Section 7.3 Indemnification Procedure.

(a) If any Purchaser Indemnified Party receives notice of the assertion of any claim or of the commencement of any Proceeding by any Person who is not a Party or an Affiliate of a Party (a “Third Party Claim”) against such Purchaser Indemnified Party, with respect to which the Seller Indemnifying Parties are or may be required to provide indemnification under this Agreement, the Purchaser Indemnified Party shall give written notice regarding such Third Party Claim to Seller within 30 days after learning of such Third Party Claim, provided that the failure to so notify Seller shall not relieve Seller of its obligations under this Article VII except to the extent (and only to the extent) that the defense of such Proceeding is actually and materially prejudiced by reason of such failure, and will not relieve Seller from any other obligation that they may have to a Purchaser Indemnified Party other than under this Article VII. For purposes of this Article VII, any references to the Purchaser Indemnified Party shall, if the context so applies or if Purchaser so elects, be deemed to refer to Parent on behalf of the applicable Purchaser Indemnified Party. For purposes of this Article VII, any references to Seller (except provisions relating to an obligation to make payment) shall be deemed to refer to Seller on behalf of the applicable Seller Indemnifying Party.

(b) Seller shall be entitled to participate in the defense of such Third Party Claim at Seller’s expense (which expenses shall not be applied against any indemnity limitation herein). Seller at its option shall be entitled to assume the defense thereof (subject to the limitations set forth below) by (i) delivering written notice to the Purchaser Indemnified Party of their election to assume the defense of such Third Party Claim within 15 days of receipt of notice from the Purchaser Indemnified Party, (ii) appointing a nationally recognized and reputable counsel reasonably acceptable to the Purchaser Indemnified Party to be the lead counsel in connection with such defense and (iii) entering into a written agreement with the Purchaser Indemnified Party that Seller is unconditionally obligated to pay and satisfy any Losses which may arise with respect to such Third Party Claim and provides evidence of their ability to satisfy such obligation, in each case, in form and substance reasonably satisfactory to the Purchaser Indemnified Party. If Seller does not expressly elect to assume the defense of such Third Party Claim within the time period and otherwise in accordance with the preceding sentence, the Purchaser Indemnified Party shall have the sole right to assume the defense of and to settle such Third Party Claim; provided, that the Purchaser Indemnified Party shall not agree to any settlement involving monetary payment by a Seller Indemnifying Party without the written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that for clarity, that no such approval of Seller shall be required for any settlement that does not involve a monetary payment by a Seller Indemnifying Party and the party bringing the Third Party Claim provides a release to the Seller Indemnifying Parties for such Third Party Claim.

(c) If Seller has assumed the defense of a Third Party Claim in accordance with the terms hereof, the Purchaser Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, and the fees and expenses of such separate counsel shall be borne by the Purchaser Indemnified Party other than any fees and expenses of such separate counsel (i) that are incurred prior to the date Seller assumes control of such defense, (ii) if the Purchaser Indemnified Party reasonably shall have concluded (upon advice of its counsel) that there may be one or more legal defenses available to such Purchaser Indemnified Party that are not available to Seller, or (iii) if Seller may have different, conflicting, or adverse legal positions or interests from the Purchaser Indemnified Party with respect to such Third Party Claim.

(d) Notwithstanding anything to the contrary contained herein, Seller shall not be entitled to control the defense of a Third Party Claim (and the Purchaser Indemnified Party shall be entitled to maintain or assume control of the defense of such Third Party Claim, at Seller’s sole expense) if (i) the Third Party Claim relates to or involves any criminal or quasi criminal Proceeding, (ii) the Third Party Claim could reasonably be expected to materially and adversely affect the Purchaser Indemnified Party (as determined by the Purchaser Indemnified Party in good faith) other than as solely a result of money damages, (iii) the Third Party Claim seeks an injunction or other equitable relief against the Purchaser Indemnified Party, (iv) the Third Party Claim involves Taxes (which shall be governed exclusively by Section 5.1(d)), (v) there exists or would, or could reasonably be expected to, exist a conflict of interest that would make it inappropriate in the judgment of the Purchaser Indemnified Party for the same counsel to represent both the Purchaser Indemnified Party and Seller, (vi) the Purchaser Indemnified Party elects to pursue one or more defenses or counterclaims available to it that are inconsistent with one or more of those that are being pursued by Seller in respect of such Third Party Claim or any litigation relating thereto, (vii) the Third Party Claim involves a customer or supplier of the Business, Acquisition Sub or any other Purchaser Indemnified Party, (viii) the Third Party Claim relates to any Intellectual Property, or (ix) Seller fails to vigorously defend the Third Party Claim.

(e) If Seller shall control the defense of any Third Party Claim, Seller shall obtain the prior written consent of the Purchaser Indemnified Party before entering into any settlement of, consenting to the entry of any judgment with respect to or ceasing to defend such Third Party Claim if (i) pursuant to or as a result of such settlement, consent or cessation, injunctive or other equitable relief will be imposed against the Purchaser Indemnified Party, or a finding or admission of any violation of Law would be made by any Purchaser Indemnified Party, or such settlement, consent or cessation could otherwise reasonably be expected to interfere with or adversely affect the business, operations or assets of the Purchaser Indemnified Party, or (ii) such settlement or judgment does not expressly and unconditionally release the Purchaser Indemnified Party from all Liabilities and obligations with respect to such Third Party Claim.

(f) The indemnification required hereunder in respect of a Third Party Claim for which Seller has assumed the defense in accordance with Section 7.3(b) shall be made by prompt payment by Seller of the amount of actual Losses in connection therewith, as and when bills are received by Seller or within 10 days following Seller’s receipt of notice that Losses have been incurred.

(g) Notwithstanding the provisions of Section 8.10, Seller hereby consents to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third Party Claim is brought against any Purchaser Indemnified Party for purposes of any claim that a Purchaser Indemnified Party may have under this Agreement with respect to such Proceeding or the matters alleged therein and agrees that process may be served on Seller with respect to such claim anywhere.

(h) Seller shall not be entitled to require that any Proceeding be made or brought against any other Person before a Proceeding is brought or claim is made against it hereunder by the Purchaser Indemnified Party.

(i) If any Purchaser Indemnified Party has a claim against Seller hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Purchaser Indemnified Party, the Purchaser Indemnified Party shall deliver notice of such claim with reasonable promptness to Seller, provided that, such notice shall, if applicable, state whether a claim was made for recovery under the R&W Insurance Policy and the amount, if any, so recovered, provided, further, that the failure to so notify Seller shall not relieve Seller of its obligations under this Article VII except to the extent (and only to the extent) that Seller is actually and materially prejudiced by reason of such failure, and will not relieve Seller from any other obligation that they may have to a Purchaser Indemnified Party other than under this Article VII. If Seller does not notify the Purchaser Indemnified Party within 10 days following its receipt of such notice that Seller disputes its Liability to the Purchaser Indemnified Party hereunder, such claim specified by the Purchaser Indemnified Party in such notice shall be conclusively deemed a Liability of Seller hereunder and Seller shall pay the amount of such Liability to the Purchaser Indemnified Party on demand.

(j) If Seller agrees that it has an indemnification obligation under this Article VII but asserts that it is obligated to pay a lesser amount than that claimed by the Purchaser Indemnified Party, Seller shall pay such lesser amount promptly to the Purchaser Indemnified Party, without prejudice to or waiver of the Purchaser Indemnified Party’s claim for the difference.

Section 7.4 Certain Limitations.

(a) Caps on Losses of the Purchaser Indemnified Parties. The aggregate amount required to be paid by Seller under Section 7.2(a) shall not exceed the Purchase Price.

(b) Exceptions to Cap. Notwithstanding anything to the contrary contained herein, the limitations set forth in Section 7.4(a) shall not apply to Losses by reason of, resulting from or arising out of any claims of intentional fraud by or on behalf of Seller or any Key Owner or in which Seller or any Key Owner participated (including failure to act).

(c) With respect to a claim from and against any and all Losses arising out of or resulting from any inaccuracy in or breach of any of the representations or warranties of Seller or Key Owners contained in this Agreement or any certificate delivered pursuant to this Agreement, other than Fundamental Representations, Losses recoverable by a Purchaser Indemnified Party with respect thereto shall be limited to amounts recoverable under the R&W Insurance Policy, and none of Seller, Key Owners, or their respective Affiliates shall have any liability to Seller or owe any indemnification obligation to any Purchaser Indemnified Party therefor.

(d) Any payments by Seller or any Key Owner in respect of any Loss will be limited to the amount of such Loss that remains after deducting therefrom any third party insurance proceeds (including proceeds paid out under the R&W Insurance Policy, but net of any Taxes imposed as a result of the receipt of such proceeds), indemnification payments (other than from Seller) and other third party recoveries actually received by the Purchaser Indemnified Party in respect of any such claim, less any related costs and expenses. For the avoidance of doubt, any amount of Loss arising from any claim for indemnification under Section 7.2(a) that is recoverable under the R&W Insurance Policy shall be recovered first from the R&W Insurance Policy.

(e) Each Key Owner’s aggregate Liability for indemnification, compensation and reimbursement shall not exceed such Key Owner’s pro rata portion of such Losses. Notwithstanding the foregoing and subject to Section 7.4(b), no Key Owner shall be liable for any indemnification, compensation or reimbursement of any amount in excess of such Key Owner’s pro rata portion of the Purchase Price. For the purposes of this Section 7.4(e), a Key Owner’s “pro rata portion” means that percentage set forth next to such Key Owner’s name on Exhibit J attached hereto.

Section 7.5 Materiality Qualifiers. Notwithstanding anything to the contrary contained herein, for purposes of determining (a) whether a breach of a representation or warranty exists for purposes of this Agreement or any certificate delivered pursuant to this Agreement and (b) the amount of Losses arising from such a breach for which the Purchaser Indemnified Parties are entitled to indemnification under this Agreement, each such representation and warranty shall be read without giving effect to any qualification that is based on materiality, including the words “material,” “material adverse effect,” “in any material respect” and other uses of the word “material” or words of similar meaning (and shall be treated as if such words were deleted from such representation or warranty).

Section 7.6 Indemnification as Sole Remedy. Following the Closing, except as set forth in Section 5.1 (Agreements Regarding Tax Matters), Section 5.16 (Registration and Certain Other Rights) and Section 8.12 (Specific Performance), the indemnification provided for in this Article VII and the right to recover under the R&W Insurance Policy shall be the sole and exclusive remedy and recourse for any breach of this Agreement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, (a) in the case of fraud, the Purchaser Indemnified Parties, as applicable, shall have all remedies available under this Agreement or otherwise at Law without giving effect to any of the limitations or waivers contained herein, and (b) nothing herein shall limit any Party’s right to seek and obtain equitable remedies with respect to any covenant or agreement contained in any Transaction Document.

Section 7.7 Investigation. Notwithstanding anything to the contrary contained herein, if the Transactions are consummated, the Purchaser Indemnified Parties expressly reserve the right to seek indemnity or other remedy for any Losses arising out of or relating to any breach of any representation, warranty, covenant or agreement contained herein, notwithstanding (a) any investigation by, disclosure to or knowledge of Purchaser or any of its Affiliates or the Representatives of Purchaser or any of its Affiliates in respect of any fact or circumstances that reveals the occurrence of any such breach, whether before or after the execution and delivery hereof or (b) Parent’s waiver of any condition to the Closing or participation in the Closing.

Section 7.8 Satisfaction of Indemnification Claims. The Purchaser Indemnified Parties shall be entitled to seek recovery for satisfaction of claims for indemnification (including claims in respect of Fundamental Representations) directly from Seller or any Key Owner; provided, however, that to the extent applicable to the particular claim for indemnification under Section 7.2(a), the Purchaser Indemnified Parties shall first seek recovery under the R&W Insurance Policy. If any amount owed by Seller or any Key Owner under this Article VII is not paid within 10 days of Seller and the Purchaser Indemnified Parties agreeing such amount is due or upon a final adjudication determined by a court of competent jurisdiction that such amount is due (either, a “Final Determination”), Seller or the applicable Key Owner(s) shall reimburse the Purchaser Indemnified Party for any and all reasonable costs or expenses of any nature or kind whatsoever (including reasonable legal fees) incurred in seeking to collect such amount under this Article VII, and no limitation in this Article VII shall apply to any such interest or reimbursement. If any amount owed under this Article VII is not paid within 30 days of a Final Determination, Purchaser may, in its sole discretion, in addition to all other remedies it may have, recover some or all of such amount by setting off such amount against any amounts then due and payable by Purchaser or any of its Affiliates to Seller or any Key Owner or any their Affiliates under the Transaction Documents or any other agreement with Seller or any Key Owner. In each case, the exercise of such right to set off shall not constitute a breach of any Purchaser Indemnified Party’s obligations under the Transaction Documents or any other agreement with Seller or any Key Owner, and the exercise or failure to exercise such right to set off shall not constitute an election of remedies or limit any Purchaser Indemnified Party in any manner in the enforcement of any other remedies that may be available to such Purchaser Indemnified Party. Seller and each Key Owner hereby irrevocably constitutes and appoints Purchaser as its true and lawful attorney-in-fact and agent with full power of substitution to do any and all things and execute any and all documents which may be necessary to effectuate any set off in accordance with this Section 7.8. The foregoing grant of authority is a special power of attorney coupled with an interest and is irrevocable.

Section 7.9 Waiver of Contribution. Seller and each Key Owner hereby irrevocably waive and release any right of contribution, subrogation or any similar right against any Purchaser Indemnified Party in respect of matters that are or may become the subject of claims for indemnification hereunder and any indemnification payments that Seller and any Key Owner may, at any time, be required to make to any Purchaser Indemnified Party pursuant to this Agreement.

Section 7.10 Tax Treatment of Payments. All indemnification payments made pursuant to this Agreement shall be treated by Purchaser and Seller, to the extent permitted by Law, as an adjustment to the Purchase Price for income Tax purposes.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Notices. All notices and other communications made pursuant to or under this Agreement shall be in writing and shall be deemed to have been duly given or made (a) when personally delivered, (b) as of the date transmitted when transmitted by electronic mail, (c) one Business Day after deposit with a nationally recognized overnight courier service, or (d) three Business Days after the mailing if sent by registered or certified mail, postage prepaid, return receipt requested. All notices and other communications under this Agreement shall be delivered to the addresses set forth below, or such other address as such Party may have given to the other Parties by notice pursuant to this Section 8.1 (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereinafter maintain):

If to Seller or any Key Owner:	Squatty Potty, LLC Attention: Bernie Kropfelder, c/o Jones, Waldo, Holbrook & McDonough, PC at address set forth below

with a copy to (which shall not constitute notice):	Jones, Waldo, Holbrook & McDonough, PC 170 S. Main St., Ste. 1500 Salt Lake City, UT 84101 E-Mail: [ *** ] Attention: Daniel Daines

If to Purchaser:	Aterian, Inc. 37 East 18th St., 7th Floor New York, NY 10003 E-Mail: [ *** ] Attention: Christopher Porcelli, Associate General Counsel

with a copy to (which shall not constitute notice):	Paul Hastings LLP 1117 S California Ave, Palo Alto, CA 94304 E-Mail: [ *** ]; [ *** ] Attention: Jeff Hartlin; Jason Rabbitt-Tomita

Section 8.2 Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to the Transaction Documents and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated.

Section 8.3 Entire Agreement. All references in this Agreement or the Ancillary Agreements shall include all Exhibits and Schedules hereto. This Agreement and the Ancillary Agreements constitute the entire agreement of the Parties relating to the subject matter hereof and thereof and supersede all prior agreements or understandings between the Parties with respect to such subject matter.

Section 8.4 No Third-Party Beneficiaries. This Agreement shall inure exclusively to the benefit of and be binding upon the Parties, any Person entitled to indemnification under Article VII with respect to the provisions therein, and their respective successors, permitted assigns, executors and legal representatives. Nothing in this Agreement, express or implied, is intended to confer on any Person (other than the Parties or their respective successors and permitted assigns, any Person entitled to indemnification under Article VII with respect to the provisions therein) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.5 Assignments. This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns, but will not be assignable or delegable by any Party, by operation of Law or otherwise, without the prior written consent of the other Parties; provided, however, that nothing in this Agreement shall or is intended to limit the ability of Purchaser to assign its rights or delegate its responsibilities, liabilities and obligations under this Agreement, in whole or in part, without the consent of Seller (a) to any Affiliate of Purchaser, (b) in connection with a change of control of Acquisition Sub or Parent or (c) in the event of a sale of all or substantially all of the assets of Acquisition Sub or Parent so long as, in each case, notwithstanding such assignment Parent remains liable to Seller and Key Owners for the full and complete performance of all such responsibilities, liabilities and obligations under this Agreement. Any attempted assignment in violation of this Section 8.5 shall be void ab initio.

Section 8.6 Amendment; Waiver. This Agreement may be amended, modified or waived only by the written agreement of the Parties. No failure or delay of any Party to exercise any right or remedy given to such Party under this Agreement or otherwise available to such Party or to insist upon strict compliance by any other Party with its obligations hereunder and no single or partial exercise of any such right or power shall constitute a waiver of any Party’s right to demand exact compliance with the terms hereof. Any written waiver shall be limited to those items specifically waived therein and shall not be deemed to waive any future breaches or violations or other non-specified breaches or violations unless, and to the extent, expressly set forth therein.

Section 8.7 Agreement Controls. In the event that a provision of any Ancillary Agreement is inconsistent with, conflicts with or contradicts any term of this Agreement, the terms of this Agreement shall prevail.

Section 8.8 Severability. If any term or provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable Law, the validity, legality and enforceability of all other terms and provisions of this Agreement will not in any way be affected or impaired. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 8.9 Governing Law. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation, inducement to enter or performance of this Agreement (whether related to breach of contract, tortious conduct or otherwise and whether now existing or hereafter arising) shall be governed by, the internal Laws of the State of Delaware, without giving effect to any Law that would cause the Laws of any jurisdiction other than the State of Delaware to be applied. Purchaser shall cause the Purchaser Indemnified Parties, to comply with the foregoing as though such Purchaser Indemnified Parties were a Party to this Agreement.

Section 8.10 Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) Each Party agrees that any Proceeding arising out of or relating to this Agreement or any transaction contemplated hereby shall be brought exclusively in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware) and each of the Parties hereby submits to the exclusive jurisdiction of such courts for itself and with respect to its property, generally and unconditionally, for the purpose of any such Proceeding. A final judgment in any such Proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party agrees not to commence any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby except in the courts described above (other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described above), irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any such court, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum or does not have jurisdiction over any Party. Each Party agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth herein shall be effective service of process for any such Proceeding.

(b) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, STATUTE OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY FURTHER WAIVES ANY RIGHT TO SEEK TO CONSOLIDATE ANY PROCEEDING IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER PROCEEDING IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED OR WARRANTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10.

Section 8.11 Admissibility into Evidence. All offers of compromise or settlement among the Parties or their officers, directors, managers, employees, attorneys, accountants, consultants, financial advisors or other agents in connection with the attempted resolution of any dispute under this Agreement shall be deemed to have been delivered in furtherance of a settlement and shall be exempt from discovery and production and shall not be admissible in evidence (whether as an admission or otherwise) in any Proceeding for the resolution of such dispute.

Section 8.12 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to enforce specifically the provisions of this Agreement, including obtaining an injunction or injunctions to prevent breaches or threatened breaches of this Agreement, in any court designated to resolve disputes concerning this Agreement (or, if such court lacks subject matter jurisdiction, in any appropriate state or federal court), this being in addition to any other remedy to which such Party is entitled at Law or in equity. Each Party further agrees not to assert and waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or provide indemnity as a prerequisite to obtaining equitable relief.

Section 8.13 Other Remedies. Except to the extent set forth otherwise in this Agreement, all remedies under this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or at Law or in equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

Section 8.14 Rules of Construction. The following rules of construction shall govern the interpretation of this Agreement: (a) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits or Schedules in this Agreement; (b) each accounting term not otherwise defined in this

Agreement has the meaning assigned to it in accordance with GAAP; (c) unless the context otherwise requires, words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter; (d) whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “but not limited to;” (e) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if;” (f) references to any statute, rule, regulation or form (including in the definition thereof) shall be deemed to include references to such statute, rule, regulation or form as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute), and all references to any section of any statute, rule, regulation or form include any successor to such section; (g) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is referenced in beginning the calculation of such period will be excluded (for example, if an action is to be taken within two days after a triggering event and such event occurs on a Tuesday, then the action must be taken on or prior to Thursday); if the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day; (h) the subject headings of Articles and Sections of this Agreement are included for purposes of convenience of reference only and shall not affect the construction or interpretation of any of its provisions; (i) (i) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (ii) the term “any” means “any and all”, and (iii) the term “or” shall not be exclusive and shall mean “and/or;” (j) (i) references to “days” means calendar days unless Business Days are expressly specified and (ii) references to “$” mean U.S. dollars; (k) the Parties intend that each representation, warranty, covenant and agreement contained herein shall have independent significance, and if any Party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same or similar subject matter that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement; (l) all uses of “written” contained in Article III and Article IV shall be deemed to include information transmitted via e-mail, facsimile or other electronic transmission; (m) for purposes of Article III, information shall be deemed to have been “made available” to Purchaser only if such information was posted to the electronic data room hosted by ShareVault maintained by Seller under the project name “Project Step Up” at https://www.sharevault.net/panajax/index.jsp?svid=7333&svname=Project+Step+Up (the “Data Room”) in a manner accessible and reviewable by Purchaser at least three Business Days prior to the Closing Date (and not removed therefrom during such three Business Day period); (n) any drafts of any Transaction Documents circulated by or among the Parties prior to the final fully executed drafts shall not be used for purposes of interpreting any provision of any Transaction Documents, and each of the Parties agrees that no Party or Purchaser Indemnified Party shall make any claim, assert any defense or otherwise take any position inconsistent with the foregoing in connection with any dispute or Proceeding among any of the foregoing or for any other purpose; and (o) the Parties have participated jointly in the negotiation and drafting of the Transaction Documents; in the event an ambiguity or question of intent or interpretation arises, the Transaction Documents shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of any Transaction Document and the language used in it will be deemed to be the language chosen by the Parties to express their mutual intent.

Section 8.15 Counterparts; Deliveries. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

Section 8.16 Privilege. Seller has been represented by Jones, Waldo, Holbrook & McDonough, PC (the “Firm”) in the preparation, negotiation, and execution of this Agreement and the Transactions. Without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed), in a dispute between a Purchaser Indemnified Party, on the one hand, and any Seller Indemnifying Party, on the other hand (a “Dispute”), the Purchaser Indemnified Parties shall not use the pre-closing attorney-client privileged communications between the Firm, on the one hand, and Seller and its Affiliates, the Key Owners, or their respective Representatives (the “Seller Group”), on the other hand, or pre-closing legally privileged work product delivered by the Firm to any member of the Seller Group, in each case, in connection with the preparation, negotiation, and execution of this Agreement and the ancillary agreements hereto (the “Protected Communications”); provided, however, that such restrictions shall not apply to, and Seller (on behalf of the Seller Group) hereby waives the privilege over, Protected Communications in connection with a Dispute concerning (a) any breach or inaccuracy in a representation or warranty hereunder that is qualified by knowledge of the Seller or any other member of the Seller Group, (b) any fraud or intentional misrepresentation made by Seller or any other member of the Seller Group, or (c) any intentional breach by Seller or any other member of the Seller Group.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PARENT:

ATERIAN, INC.

/s/ Yaniv Sarig
Title: President and Chief Executive Officer
Name: Yaniv Sarig

ACQUISITION SUB:

TRUWEO, LLC

/s/ Yaniv Sarig
Title: President and Chief Executive Officer
Name: Yaniv Sarig

SELLER:

SQUATTY POTTY, LLC
a Delaware limited liability company

/s/ Bernie Kropfelder
Name: Bernie Kropfelder
Name: Chief Executive Officer

KEY OWNER:

Edwards SP Holdings, LLC

/s/ William T. Edwards
Name: William T. Edwards
Title: Manager

KEY OWNER:

SLEKT Investments, LLC

/s/ Monte Holm
Name: Monte Holm
Title: Manager

KEY OWNER:

Sachs Capital Fund II, LLC

By: Sachs Capital Partners, LLC
Its: Managing Member

/s/ Andrew Sachs
Name: Andrew Sachs
Title: Managing Member

KEY OWNER:

Sachs Capital-Squatty, LLC

By: Sachs Capital Partners, LLC
Its: Managing Member

/s/ Andrew Sachs
Name: Andrew Sachs
Title: Managing Member

KEY OWNER:

Team Lindsey, LLC

/s/ Jason Lindsey
Name: Jason Lindsey
Title: Manager

KEY OWNER:

Bevel Acquisition II, LLC

/s/ Bernie Kropfelder
Name: Bernie Kropfelder
Title: Managing Member

(Signature Page to Asset Purchase Agreement)